Exhibit 99.(d)(1)

Description of New Zealand

Attachment to Form 18-K

January 2007

TABLE OF CONTENTS

TABLE OF CONTENTS	2

SUMMARY	3

SELECTED STATISTICAL AND FINANCIAL DATA	5

NEW ZEALAND	6

THE ECONOMY OF NEW ZEALAND: OVERVIEW	10

Fiscal Policy	12
Direct Public Debt	13
National Accounts	13
Prices and Costs	14
Labour Markets	16

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS	17

Primary Industries	17
Manufacturing	20

Service Industries	21
Screen Industry	24

EXTERNAL SECTOR	25

External Trade	25
Foreign Investment Policy	31
Balance of Payments	32
Foreign-Exchange Rates and Overseas Reserves	33

BANKING AND BUSINESS ENVIRONMENT	34

Supervision of the Financial Sector	34
Business Law Environment	35

MONETARY POLICY	37

Interest Rates and Money and Credit Aggregates	38

PUBLIC FINANCE AND FISCAL POLICY	39

Public Sector Financial System	39
Public Sector Financial Management	39
Taxation	43

GOVERNMENT ENTERPRISES	45

State-Owned Enterprises	45
Crown Entities	45
Performance of Government Enterprises	46

DIRECT PUBLIC DEBT (1)	48

Debt Management Objectives	48
Debt Record	48
Summary of Direct Public Debt	49
Direct Public Debt by Currency of Payment	49
Interest and Principal Requirements	50

TABLES AND SUPPLEMENTARY INFORMATION	52

SUMMARY

Introduction

New Zealand is a parliamentary democracy situated in the South Pacific.  It has a population of around 4.15 million in a country similar in land area to Japan.  New Zealand has a market economy with sizeable manufacturing and services sectors complementing a highly efficient export —oriented agricultural sector.  Energy —based industries, forestry, mining, horticulture and tourism have expanded rapidly over the past two decades.  Pastoral agriculture and commodity exports remain important to the country but the significance of the service sector relative to primary production and manufacturing continues to grow.

Economy

Over the last two decades, the New Zealand economy has changed from being one of the most regulated in the Organisation for Economic Cooperation and Development (OECD) to one of the most deregulated.  The minority Labour —led coalition government elected for a third term in September 2005 aims to continue the transformation of New Zealand into a dynamic knowledge —based economy and society, underpinned by values of fairness, opportunity and security.

The New Zealand economy grew strongly over the 1990s with the exception of a period over 1997 and 1998 in which the economy was affected by the twin “shocks” of the Asian economic downturn and consecutive summer droughts.   Following this period, the economy has performed strongly, apart from a short weaker period during 2001, which the economy quickly recovered from, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate over 2001 and 2002 and a robust labour market contributing to strong income flows throughout the economy.  Over 2002 to 2004, growth in GDP was generally in the range of 3.5% to 4.5%, peaking at 4.6% annual average growth in December 2002.  This period of strong growth included a period in which the economy was subject to several negative temporary events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia, and the effects of dry weather on hydro —electricity production and farm output.

More recently, growth has eased as a result of high oil prices and interest rate increases, with the economy flat in the second half of 2005.  There was a slight recovery during the first half of 2006 with quarterly growth of 0.8% and 0.4% in the March and June quarters respectively.  Growth of 0.3% was recorded in the September quarter of 2006, with annual average growth slowing to 1.4% in the year to 30 September 2006, down from the recent peak of 4.4% in the year to December 2004.  Growth is forecast to remain relatively subdued in the short term as households go through a period of consolidation before an export —led recovery leads to growth increasing to trend levels of around 3% in 2009 and 2010.

The slowing in growth over 2005 was largely driven by the external sector.  A relatively high exchange rate and some relatively poor agricultural production seasons resulted in weak export growth, while a strong domestic economy contributed to considerable growth in import volumes.  Recently, however, growth in the domestic economy appears to have eased with weakness in the household sector as growth in private consumption and residential investment slow.  This has led to a significant slowing in import volume growth and has seen some rebalancing towards net exports following strong increases in agricultural production.

The annual current account deficit is expected to remain close to its September 2006 level of 9.1% of GDP over much of 2007.  An expected recovery in export growth over 2008, following an anticipated exchange —rate depreciation over 2007, along with soft import growth due to a relatively weak outlook for domestic demand, is expected to contribute to a gradual narrowing of the current account deficit to around 6% of GDP by 2010.

Annual Consumer Price Index (CPI) inflation increased to 4.0% in the June 2006 quarter, largely driven by high petrol prices and a continuing strong housing market, before reducing to 3.5% in September and 2.6% in December 2006.  Lower petrol prices were a dominant factor in the decline in inflation in the December quarter.

Macroeconomic Policy

In the area of macroeconomic policy, the Reserve Bank Act 1989 and the Public Finance Act 1989 (as amended in 2004) continue to set the framework.

Monetary Policy

The focus of monetary policy is on maintaining price stability.  A Policy Targets Agreement between the Governor of the Reserve Bank of New Zealand (RBNZ) and the Minister of Finance sets out the specific targets for maintaining price stability, while seeking to avoid unnecessary instability in output, interest rates and the exchange rate.  The current Agreement was signed in September 2002.  For the purpose of the Agreement, the policy target is to keep future CPI inflation outcomes between 1% and 3% on average over the medium term.

During 2004 and 2005, monetary policy was in a tightening phase with the Reserve Bank increasing the Official Cash Rate (OCR) by a total of 225 basis points from 5% in January 2004 to 7.25% in December 2005.  The policy tightening reflected a prolonged period of strength in the domestic economy which left productive resources stretched and led to a rise in non —tradables inflation.   Recent statements from the Reserve Bank, the latest being in its January 2007 OCR review, suggest that, in the absence of clear indications of a moderation in housing and domestic demand, it is likely that further policy tightening will be required in the coming year.

Fiscal Policy

On the fiscal front, the 1990s saw a consolidation of the country’s fiscal position with the Fiscal Responsibility Act (now Part 2 of the Public Finance Act 1989) ensuring that fiscal policy is prudent and transparent.  The Government remains committed to maintaining a sound fiscal position.

In 2005/06, a surplus on the Government operating balance of $11.48 billion was achieved (or $8.6 billion once revaluation movements and accounting policy changes are excluded).  This compares with a surplus of $6.27 billion in 2004/05 and $7.42 billion in 2003/04.  An operating surplus of $6.26 billion is forecast for 2006/07 (or $6.66 million once liability revaluation movements are excluded).

The Government’s fiscal policy approach is based on an assessment of the current state of government finances, the emergence of future spending pressures, particularly those associated with ageing, and the potential impact of shorter —term influences.  At a summary level, the Government’s fiscal approach is to:

•             run operating surpluses on average across the economic cycle sufficient to meet New Zealand Superannuation Fund contributions;

•             meet capital pressures and priorities; and

•             manage debt at prudent levels.

Direct Public Debt

At 30 June 2006, New Zealand’s gross direct public debt was $35.5 billion, or 22.7% of estimated GDP.  At the same date, public sector foreign —currency debt was $5.1 billion, and interest charges on foreign —currency debt were $122 million.  The government has no net foreign —currency debt.

SELECTED STATISTICAL AND FINANCIAL DATA

Statistical Data

Statistical Data	2002	2003	2004	2005	2006
	(dollar amounts in millions)
Gross Domestic Product at Current Prices (1)(2)	$124,639	$130,687	$139,136	$148,812	$156,160
Annual% Increase in Real GDP (1)(2)(3)	3.9	4.7	3.8	3.7	2.2
Population (thousands) (4)	3,939	4,009	4,061	4,099	4,140
Unemployment Rate (5)	5.1	4.7	4.0	3.6	3.6
Change in Consumer Price Index (6)	2.8	1.5	2.4	2.8	4.0
Exchange Rate (7)	0.4897	0.5809	0.6293	0.7085	0.6190
90 —Day Bank Bill Rate (8)	5.96	5.23	6.07	7.03	7.47
10 Year Government Loan Stock Rate (8)	6.64	5.23	6.29	5.71	5.84
Terms of Trade Index (2)(9)	1000	1007	1080	1091	1091
Current Account Deficit as a % of GDP (1)(2)	-3.2	-3.6	-4.9	-7.4	-9.6

Government Finance (10)

Year ended 30 June	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07(11)
Total Revenue	49,979	57,027	60,387	67,065	76,581	74,977
Total Expenses	47,653	55,224	53,057	60,910	65,084	68,970
Miscellaneous Items	65	163	94	92	-24	73
Operating Balance	2,391	1,966	7,424	6,267	11,473	6,260
% of GDP	1.9%	1.5%	5.3%	4.2%	7.3%	3.8%
OBERAC (12)	2,751	5,580	6,629	8,873	8,648	6,656
Crown Net Worth	18,820	23,781	35,463	49,983	71,403	77,718

Net Direct Domestic Borrowing	885	-973	-682	-662	-1,221	—
Net Direct Overseas Borrowing	-466	1,381	-654	559	-16	—

Direct Public Debt
Internal Funded Debt	27,507.4	27,540.6	26,632.0	26,555.3	25,346.9	—
Internal Floating Debt	5,521.0	5,700.0	5,815.0	5,595.0	5,057.0	—
External Debt	5,120.3	4,997.4	4,315.2	3,931.3	5,116.4	—
Total Direct Public Debt	38,148.7	38,238.0	36,762.2	36,081.6	35,520.3	—

(1)        Year ended 31 March.

(2)        2006 data provisional.  Prior years’ data revised.

(3)        Production based — chain volume series expressed in 1995/96 prices.

(4)        June year.

(5)        June quarter, seasonally adjusted.

(6)        Annual percentage change,June quarter.

(7)        US$ per NZ$ monthly average for June.

(8)        June monthly average.

(9)        Year ended 30 June.  Base: June quarter 2002 = 1,000.

 10)                   This table is prepared in accordance with New Zealand Generally Accepted Accounting Practice (GAAP).

(11)      2006/07 Budget revisions announced 19 December 2006.

(12)      Operating Balance Excluding Revaluations and Accounting Changes — The OBERAC is the operating balance adjusted for revaluation movements (principally applying to the liabilities of the Accident Compensation Corporation, Earthquake Commission and Government Superannuation Fund) and accounting policy changes.

NEW ZEALAND

Area and Population

New Zealand is situated in the South Pacific Ocean, 6,500 kilometres (4,000 miles) south-southwest of Hawaii and 1,900 kilometres (1,200 miles) to the east of Australia.  With a land area of 268,000 square kilometres (103,000 square miles), it is similar in size to Japan or Britain.  It is comprised of two main adjacent islands, the North Island and South Island, and a number of small outlying islands.  Because these islands are widely dispersed, New Zealand has a relatively large exclusive maritime economic zone of 3.1 million nautical square kilometres.

Over half of New Zealand’s total land area is pasture and arable land, and more than a quarter is under forest cover, including 1.8 million hectares of planted production forest.  It is predominantly mountainous and hilly, with 13% of the total area consisting of alpine terrain, including many peaks exceeding 3,000 metres (9,800 feet).  Lakes and rivers cover 1% of the land.  Most of the rivers are swift and seldom navigable, but many are valuable sources of hydro-electric power.  The climate is temperate and relatively mild.

New Zealand’s resident population at 30 June 2006 was estimated at 4.15 million.  With an estimated population of 1,358,200 people, the Greater Auckland Region is home to 33 out of every 100 New Zealanders and is the fastest growing region in the country.

New Zealand has a highly urbanised population with around 72% of the resident population living in urban entities with 30,000 or more people.  Over half of all New Zealanders (53%) live in the four main urban areas of Auckland (1,260,900), Hamilton (188,000), Wellington (373,400) and Christchurch (372,500).

The population is heavily concentrated in the northern half of the North Island (52%), with the remaining population evenly spread between the southern half of the North Island (24.0%) and the South Island (24.0%).

Form of Government

New Zealand is a sovereign state with a democratic parliamentary government based on the Westminster system.  Its constitutional history dates back to the signing of the Treaty of Waitangi in 1840, when the indigenous Maori people ceded sovereignty over New Zealand to the British Queen.  The New Zealand Constitution Act 1852 provided for the establishment of a Parliament with an elected House of Representatives.  Universal suffrage was introduced in 1893.  Like Canada and Australia, New Zealand has the British monarch as titular Head of State.  The Queen is represented in New Zealand by the Governor-General, appointed by her on the advice of the New Zealand Government.

As in the United Kingdom, constitutional practice in New Zealand is an accumulation of convention, precedent and tradition, and there is no single document that can be termed the New Zealand constitution.  The Constitution Act 1986 has, however, updated, clarified and brought together in one piece of legislation the most important constitutional provisions that had been enacted in various statutes.  It provides for a legislative body, an executive and administrative structure and specific protection for the judiciary.

Legislative power is vested in Parliament, a unicameral body designated the House of Representatives.  It currently has 120 members, who are elected for three-year terms through general elections at which all residents over 18 years of age are entitled to vote.  Authority for raising revenue by taxation and for expenditure of public money must be granted by Parliament.  Parliament also controls the government by its power to pass a resolution of no confidence or to reject a government proposal made a matter of confidence, in which event the government would be expected to resign.

The executive government of New Zealand is carried out by the Executive Council.  This is a formal body made up of the Cabinet and the Governor-General, who acts on the Cabinet’s advice.  The Cabinet itself consists of the Prime Minister and his/her Ministers, who must be chosen from among elected Members of Parliament.  Each Minister supervises and is responsible for particular areas of government administration.  Collectively, the Cabinet is responsible for all decisions of the government.

As a result of a referendum held in conjunction with the 1993 election, New Zealand changed from a “First Past the Post” (FPP) system of electing Members of Parliament to a “Mixed Member Proportional” (MMP) system of proportional representation.  MMP is similar to the German Federal system of election to the Lower House.  Under MMP, the total number of seats each party has in Parliament is proportional to that party’s share of the total list vote.  Around half of all Members of Parliament are elected directly as electorate representatives as under the FPP system. The remaining members are chosen by the parties from party lists. This change was put in place for the 1996 election.

At the last six general elections, the distribution of seats in Parliament among the principal parties was as follows:

	1990	1993	1996	1999	2002	2005
Labour Party	29	45	37	49	52	50
National Party	67	50	44	39	27	48
New Zealand First	—	2	17	5	13	7
Progressive	—	2	13	10	2	1
ACT	—	—	8	9	9	2
Green Party	—	—	—	7	9	6
United Future	—	—	1	1	8	3
Maori Party *	—	—	—	—	1	4
Other	1	—	—	—	—	—
TOTAL	97	99	120	120	120	121	*

*                    The Maori Party was formed in 2004, led by a former Labour Party MP.  Following a by —election, the Maori Party had one seat in Parliament and the Labour Party 51. The Maori Party won four electorate seats at the next general election in September 2005, one more than it was entitled to according to its share of party votes, thereby creating an “overhang” of one seat.

Following the general election in September 2005, eight political parties are represented in Parliament.  The Labour Party and the Progressive Party formed a minority coalition government after the election, as they had done during the previous term.  The New Zealand First and the United Future Parties have pledged to support the coalition on confidence and supply.  The Right Honourable Helen Clark, the Leader of the Labour Party, is Prime Minister and the Honourable Michael Cullen, Deputy Leader of Labour, is Deputy Prime Minister.

The judicial system in New Zealand is based on the British model.  By convention and the Constitution Act 1986, the judiciary is independent from the executive.

Social Framework

New Zealand has a high degree of social and political stability and a modern social welfare system which includes universal entitlement to primary and secondary education and subsidised access to health services for all residents.  The population is mainly European, with 68% of residents designating themselves as being of European descent, just under 15% as New Zealand Maori, 11% as New Zealander,  9.2% as Asian,  7% as Pacific Islanders, and 1% as other.  (Note:  Census respondents are able to give multiple responses to ethnicity questions, hence the number of responses is greater than the total population).  There is a high incidence of intermarriage among these groups.  The majority of Europeans are of British descent, while the New Zealand Maori are of the same ethnic origin as the indigenous populations of Tahiti, Hawaii and several other Pacific Islands.

The principal social services financed by the government are health and education, income support for low and middle income families, and a range of benefits and pensions, including New Zealand Superannuation and the unemployment, single parent, sickness and invalid benefits.  The publicly —funded social services are augmented by privately —financed schools, health services, pension plans and philanthropic services.

The Treaty of Waitangi

The Treaty of Waitangi is regarded as a founding document of New Zealand.  First signed at Waitangi on 6 February 1840, the Treaty is an agreement between Maori and the British Crown and affirms for Maori their status as the indigenous people of New Zealand.

The Treaty comprises three articles.  The first grants to the Queen of England the right to “govern” New Zealand while the second article guarantees Maori possession of their lands, forests, fisheries and other resources.  The third and final article gives Maori all the citizenship rights of British subjects.  There are outstanding claims by Maori that the Crown has breached the Treaty, particularly the guarantees under the second article.  Since 1992, the government has developed processes and polices to enable the Crown and Maori to settle any Treaty of Waitangi claim relating to events before September 1992.

Foreign Relations and External Trade

New Zealand foreign policy seeks to influence the international environment to promote New Zealand’s interests and values, and to contribute to a stable, peaceful and prosperous world.  In seeking to make its voice heard abroad, New Zealand aims to advance and protect both its security and prosperity interests.

Trade is essential to New Zealand’s economic prosperity.  Exports of goods and services make up over 30% of New Zealand’s GDP.  New Zealand’s trade interests are well diversified: Australia, North America, the European Union, and East Asia each take between 15% and 30% of New Zealand’s exports.  New Zealand remains reliant on exports of commodity-based products as a main source of export receipts and relies on imports of raw materials and capital equipment for industry.

New Zealand is committed to a multi-track trade policy which includes the following measures:

•             multilateral trade liberalisation through the World Trade Organisation (WTO);

•             regional co-operation and liberalisation through active membership of such fora as the Asia Pacific Economic Cooperation (APEC) and the East Asian Summit;

•             bilateral trade arrangements such as the Closer Economic Relations (CER) agreement with Australia, recently concluded agreements with Singapore and Thailand and the “Pacific Four” Agreement  with Singapore, Chile and Brunei.  Negotiations are also currently underway with ASEAN, China, Malaysia and the Gulf Cooperation Council.  Similar arrangements with other economies are being actively pursued; and

•             a focus on building regional relationships through various policy initiatives.

New Zealand remains committed to a reduction of world-wide trade barriers.  Tariffs have been systematically reduced and quantitative controls on imported goods eliminated.  Currently around 95% of goods come into New Zealand tariff free, including all goods from Least Developed Countries.

New Zealand was active in laying the foundations for the Doha round of WTO negotiations.  Agriculture and services are of prime importance to the New Zealand economy and agriculture in particular is central to the Doha negotiations.  New Zealand will be working with other like-minded countries to reduce barriers to trade in goods and services and provide improved market access for New Zealand exporters.

New Zealand, as a member of APEC, is committed to achieving APEC’s goals of free trade and investment in the region. Asia —Pacific regional linkages remain at the core of New Zealand’s political and economic interests.  The countries of APEC take more than 70% of New Zealand’s exports.  They provide 70% of New Zealand’s tourist visitors and 80% of New Zealand’s investment.

Membership in International Economic Organisations

New Zealand is a long-standing member of the Organisation for Economic Cooperation and Development (OECD), the International Monetary Fund (IMF) and the International Bank for Reconstruction and Development (World Bank).

Other major international economic organisations of which New Zealand is an active member include the International Finance Corporation, the International Development Association (part of the World Bank Group), the Asian Development Bank and the European Bank for Reconstruction and Development.  Recently, the Cabinet decided to join the Multilateral Investment Guarantee Agency, an affiliate of the World Bank.  New Zealand is also a contracting party to the World Trade Organisation.

Environmental Policy

The New Zealand government recognises that sustainable development principles should underpin its economic, social and environmental policies both domestically and internationally.  “Sustainable development” integrates concern for social, economic and environmental issues, taking into account the long-term as well as short-term effects of policy decisions.

New Zealand’s low population and limited industrial base means that environmental issues are generally less severe than those in many other industrialised countries.  Many of the big environmental issues for New Zealand in the first decade of the 21st century are also economic and public health issues.  More sustainable use of water, managing marine resources, reducing waste and improving energy efficiency are all essential for creating wealth and quality of life as well as for environmental sustainability.  However, the decline of the country’s unique plants, animals and ecosystems is New Zealand’s most pervasive environmental issue.  Programmes are in place or under further development in all these areas.  More broadly, the Resource Management Act provides a national framework for addressing environmental issues, with local government having the major responsibility for planning and environmental approvals at a local level.

A particular challenge for New Zealand relates to determining the most appropriate way forward in relation to climate change.  This has both an international and a domestic perspective.  New Zealand is a small country with a unique emissions profile as a result of the prominent place that land-use industries hold in the New Zealand economy.  Particular challenges relate to abating agricultural emissions, which make up nearly 50% of New Zealand’s greenhouse gas emissions.  New Zealand could be affected by significant climatic change and the government is therefore committed to assisting in the international climate change dialogue.

THE ECONOMY OF NEW ZEALAND:  OVERVIEW

Introduction

New Zealand has a mixed economy which operates on free market principles.  It has sizable manufacturing and service sectors complementing a highly efficient agricultural sector.  Exports of goods and services account for around one third of real expenditure GDP.

Background

New Zealand emerged from World War II with an expanding and successful agriculture-based economy.  In the 1950s and 1960s, a period of sustained full employment, GDP grew at an average annual rate of 4%.  Agricultural prices remained high, due in part to a boom in the wool industry during the Korean War.  However, even during this period there were signs of weakness.  In 1962, the Economic and Monetary Council advised the government that between 1949 and 1960 New Zealand’s productivity growth had been one of the lowest amongst the world’s highest earning economies.

In the late 1960s, faced with growing balance of payments problems, successive governments sought to maintain New Zealand’s high standard of living with increased levels of overseas borrowing and increasingly protective economic policies.

Problems mounted for the New Zealand economy in the 1970s.  Access to key world markets for agricultural commodities became increasingly difficult.  The sharp rises in international oil prices in 1973 and 1974 coincided with falls in prices received for exports.  As in many OECD countries, policies in New Zealand were principally aimed at maintaining a high level of economic activity and employment in the short term.  High levels of protection of domestic industry had greatly undermined competitiveness and the economy’s ability to adapt to the changing world environment.  The combination of expansionary macro policies and industrial assistance led to macroeconomic imbalances, structural adjustment problems and a rapid rise in government indebtedness.  After the next major shift in oil and commodity prices in 1979 and 1980, New Zealand’s position deteriorated further.

From around 1984 onwards, the direction of economic policy in New Zealand turned away from intervention toward the elimination of many forms of government assistance.  On the macroeconomic level, policies were aimed at achieving low inflation and a sound fiscal position while microeconomic reforms were introduced to open the economy to competitive pressures and world prices.

The reforms included the floating of the exchange rate, abolition of controls on capital movements, the ending of industry assistance, the removal of price controls, deregulation across a number of sectors of the economy, corporatisation and privatisation of state-owned assets, and labour market legislation aimed at facilitating more flexible patterns of wage bargaining.

After a period of weak growth during the late 1980s, New Zealand’s economic performance improved significantly during the 1990s.  From mid-1991, the economy grew strongly with particularly strong output from 1993 to 1996, with annual average growth in real GDP peaking at 6.8% in June 1994.

The past decade

Growth slowed during 1997 and 1998 due to a slowdown in key Asian trading partners together with a drought that affected large parts of the country over the 1997/98 and 1998/99 summers.

After this period, the economy performed strongly with the exception of a short weaker period during 2001 when growth slowed to around 2%, much lower than the 5.7% peak reached in the year to June 2000.  However, the economy regained momentum, with a combination of two good agricultural seasons, relatively high world prices for New Zealand’s export commodities, a low exchange rate and a robust labour market contributing to strong income flows throughout the economy.  Over 2002 to 2004, growth in GDP was generally in the 3.5% to 4.5% range, peaking at 4.6% annual average growth in December 2002.  This period of strong growth included a period in which the economy was subject to several temporary negative events.  These included travel disruptions and uncertainty due to the conflict in Iraq, the outbreak of Severe Acute Respiratory Syndrome (SARS) in Asia, and the effects of dry weather on hydro-electricity production and farm output.

From the mid-1990s, the current account deficit increased from the 2.7% to 4.2% range which had prevailed between 1990 and 1994, to 6.7% of GDP in 1997 and 6.4% in 2000.  The increase in the deficit in 1997 was caused by the international income deficit increasing, while the 2000 result was due to a turnaround in the merchandise trade balance, which went from surplus to deficit.

Recent Developments and Outlook

More recently, growth has eased as a result of high oil prices and interest rate increases, with the economy flat in the second half of 2005.  There was a slight recovery during the first half of 2006 with quarterly growth of 0.8% and 0.4% in the March and June quarters respectively.  Growth of 0.3% was recorded in the September quarter of 2006, giving annual average growth of 1.4% for the year to September, down from the recent peak of 4.4% in the year to 30 September 2004.  Growth is forecast to remain relatively subdued in the short-term.  Annual average real GDP growth of 1.8% and 2.3% is predicted for the 2007 and 2008 March years as households go through a period of consolidation before an expected export-led recovery leads to growth increasing to trend levels of around 3% in 2009 and 2010.

The slowing in growth over 2005 was largely driven by the external sector.  A relatively high exchange rate and some poor agricultural production seasons resulted in weak export growth, while a strong domestic economy contributed to considerable growth in import volumes.  Over 2006, growth in the domestic economy eased, with weakness in private consumption growth and residential investment.  The corporate sector also experienced a slowdown, with firms trimming investment.  Firms’ margins came under increasing pressure during 2006, with firms unable to fully pass on to customers rising cost pressures, especially for labour and petrol.  Firms responded by cutting back investment, with the depreciation of the exchange rate early in 2006 also raising the cost of imported investment goods and discouraging new investment over this time.  This weakness in the domestic economy has led to a significant slowing in import volume growth and has seen a limited rebalancing towards net exports assisted by strong growth in agricultural production.  Household spending is likely to remain relatively subdued over the next couple of years as the support from relatively low interest rates, the strong labour market and rising house prices has less impact during 2007.  The flow-through of past interest rate rises to effective mortgage rates and an easing in house price growth are expected to result in the annual rate of private consumption continuing to slow, with the result that domestic growth is forecast to slow further.

Growth in export earnings was fairly modest during 2004 and 2005 due to lagged impacts of a high exchange rate and relatively poor agricultural production hampering export volume growth.  However, a depreciation in the New Zealand dollar over the first half of 2006 and improved agricultural production helped to increase the value of exports, although the exchange-rate depreciation proved to be short-lived.  Annual average nominal goods export growth in the year to September 2006 quarter was 7.1%.  Nominal goods import growth of 6.8% was partly a result of increases in oil prices more than offsetting a 1.5% decline in import volumes.  The annual merchandise trade deficit declined over the second and third quarters of 2006 and, at $6.2 billion in the year to September 2006, was over $1 billion lower than its peak in February 2006.

The annual current account deficit is expected to remain at around its September 2006 level of 9.1% of GDP during 2007 before falling during 2008 as an expected exchange-rate depreciation over the course of 2007 boosts export volumes in 2008 and import demand growth remains modest given the relatively weak outlook for domestic demand.

The combined influences of New Zealand’s strong banking system, sound fiscal position and floating exchange rate, together with the role of foreign direct investment in building up external liabilities, mean that concerns about the size of the current account deficit need to be kept in perspective.  However, a large current account deficit does make any economy vulnerable to changes in financial market sentiment.

Annual CPI inflation increased to 4.0% in the June 2006 quarter before reducing to 3.5% in September 2006.  Lower petrol prices were a dominant factor in a further fall to 2.6% in December 2006.  Recent volatility, particularly in petrol prices over 2006, means that annual CPI inflation is expected to fall below 2% by mid-2007 prior to increasing to a little under 3% by the end of the year.

A large proportion of the risks and uncertainties concerning the outlook for the New Zealand economy revolve around domestic or New Zealand-specific factors.  On the basis that global growth remains robust, household behaviour, particularly its resilience or vulnerability to shocks, will be an important driver of developments.  The path taken by the exchange rate, particularly if continued appreciation were to occur, and uncertainty around oil prices are additional risks to the outlook.

Fiscal Policy

Prudent Fiscal Management:  The Public Finance Act 1989

In 1994, the Government enacted the Fiscal Responsibility Act.  The Act was intended to assist in achieving consistent good quality fiscal management over time.  Good quality fiscal management should enable the Government to make a major contribution to the economic health of the country and be better positioned to provide a range of services on a sustained basis.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 requires the Crown’s financial reporting to be in accordance with New Zealand Generally Accepted Accounting Practice.  The primary fiscal indicators are the operating balance, debt and net worth.

Part 2 requires the Government to pursue its policy objectives in accordance with the principles of responsible fiscal management set out in the Act.  These include:

•             reducing debt to prudent levels to provide a buffer against future adverse events;

•             maintaining, on average, operating balance once prudent debt levels are reached i.e., the Government is to live within its means over time, with some scope for flexibility through the business cycle;

•             achieving and maintaining levels of net worth to provide a buffer against adverse events;

•             managing the risks facing the Crown; and

•             pursuing policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

Key Fiscal Indicators

Operating Balance:  Following a prolonged period of fiscal deficits, New Zealand achieved surpluses in 1993/94 and has remained in surplus since.  The initial improvement in the operating balance from 1993/94 onwards reflected a growing economy, increasing tax revenues and firm expense control.  Subsequent reductions in the operating balance reflected two rounds of tax reductions, lower nominal economic growth (which reduced tax revenue growth), and changes in accounting policy.  Operating balances started to increase again from 2000, reflecting the Government’s intention of building structural surpluses to assist in pre-funding future demographic pressures.

Core Crown operating expenses have been reduced as a percentage of GDP from over 40% in 1992/93 to 31.7% in 2005/06.  Expenses have been controlled with output budgeting, accrual reporting and decentralised cost management.

In 2005/06, the operating balance was a surplus of $11.48 billion.  This result includes liability valuation movements.  If such valuation movements are excluded, the operating balance is $8.65 billion, reflecting a steady increase over the last four years.

Operating surpluses are expected to continue over the forecast period.  Forecasts for 2006/07, 2007/08, 2008/09, 2009/10 and 2010/11 are surpluses of $6.3 billion, $6.1 billion, $5.2 billion, $5.8 billion and $6.0 billion respectively.  Core Crown expenses as a percentage of GDP are expected to rise to around 32.0% of GDP by 2010/11.

Net debt:  Net debt has fallen from 49% of GDP in 1992/93 to 4.9% in 2005/2006.  Debt repayments have been financed from operating surpluses and, prior to 1999, asset sales proceeds. Looking forward, net debt is projected to reduce slowly to around 3.8% of GDP by 2010/11.  It is assumed that surpluses will contribute to building up financial assets in the New Zealand Superannuation (NZS) Fund to pre-fund future superannuation costs rather than solely paying down debt.  These assets do not form part of net debt.  The cumulative contributions toward pre-funding (excluding ongoing revenue earned on the contributions) reach around $26.7 billion or 13.5% of GDP in 2010/11.

Net worth:  Net worth increased from $50.0 billion in 2004/05 to $71.4 billion in 2005/06.  This improvement reflects the ongoing operating surplus ($11.4 billion) plus revaluations of physical assets ($9.9 billion).

Direct Public Debt

Prior to March 1985, successive Governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange-rate regime, Governments have undertaken new external borrowing only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $561 million including swaps between 1 July 2005 and 30 June 2006.  This decrease consisted of a net decrease in internal debt of $1,746 million and a net decrease in external debt of $1,185 million.

Government gross direct debt amounted to 22.7% of GDP in the year ended June 2006, down from 23.9% the previous year.

National Accounts

In the year to September 2006, the New Zealand economy recorded average annual growth of 1.4%.  Growth in the September quarter was 0.3% following growth of 0.4% in the June quarter and 0. 8% in the March quarter.

Gross Domestic Product and Gross National Expenditure (1)

The following table shows Gross Domestic Product and Gross National Expenditure in nominal terms for the last five March years:

	2002	2003	2004	2005	2006
	(dollar amounts in millions)
Compensation of Employees	51,749	55,200	59,119	63,494	67,986
Net Operating Surplus	40,430	41,057	43, 750	46,520	46,857
Consumption of Fixed Capital	17,406	18,010	18,556	19,755	21,069
Indirect Taxes	15,430	16,829	17,956	19,197	20,531
Less Subsidies	376	409	440	482	540
Gross Domestic Product	124,639	130,687	138,941	148,484	155,885

Final Consumption Expenditure
General Government	21,703	22,596	24,213	26,263	28,546
Private	72,165	76,893	81,918	87,558	93,182
Physical Increase in Stocks	1,886	1,102	1,184	1,605	1,299
Gross Fixed Capital Formation	25,969	27,851	31,728	34,957	37,312
Gross National Expenditure	121,724	128,443	139,044	150,383	160,339

Exports of Goods and Services	43,694	42,339	40,346	42,960	43,290
Less Imports of Goods and Services	40,778	40,095	40,254	44,531	47,469
Expenditure on Gross Domestic Product	124,639	130,687	139, 136	148, 812	156,160

(1)        2006 data estimated.  Prior data revised.

Gross Domestic Product by Production Group (1)

The following table shows Gross Domestic Product by major industries at constant 1995/96 prices:

	Year ended 31 March
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amounts in millions)
Finance Insurance & Business Services, etc	27,613	28,879	29,872	30,739	31,807	25.3%
Manufacturing	16,906	18,584	18,732	19,014	18,718	14.9%
Personal & Community Services	13,206	13,581	13,998	14,420	14,764	11.8%
Transport & Communication	11,160	11,622	12,193	12,930	13,233	10.5%
Wholesale Trade	9,345	9,110	9,510	10,125	10,312	8.2%
Retail, Accommodation, Restaurants	8,001	8,419	8,861	9,396	9,820	7.8%
Construction	4,532	4,959	5,476	5,921	6,063	4.8%
Agriculture	5,577	5,464	5,545	5,596	5, 690	4.5%
Government Administration & Defence	4,397	4,621	4,865	5,150	5,459	4.3%
Fishing, Forestry, Mining	3,021	3,075	2,823	2,740	2,709	2.2%
Electricity Gas & Water	2,132	2,309	2,321	2,443	2,313	1.8%

Gross Domestic Product	109,828	114,836	118,745	123,126	125,585	100.0%
Annual Average % change	3.6	4.6	3.4	3.7	2.0

Primary Industries	8,603	8,505	8,426	8,428	8,515	6.8%
Goods Producing Industries	23,574	25,850	26,523	27,387	27,082	21.6%
Services Industries	73,340	75,918	78,940	82,281	84,971	67.7%

(1)        2006 data provisional.  Prior years’ data revised.

Prices and Costs

New Zealand experienced a substantial improvement in inflation performance during the 1990s relative to previous decades.  With the exception of a short period during 1995, annual inflation, as measured by the Consumers Price Index (CPI), remained below 3% from the September 1991 quarter through to the June 2000 quarter.  Inflation peaked at 4.0% in 2000 as a result of strong growth in the economy and a fall in the value of the New Zealand dollar.  Inflation then declined to 1.5% on an annual basis in mid 2003 and remained close to that rate until June 2004 when it increased to 2.4%.

Since 2004, inflationary pressures have intensified.  In the year to June 2006, annual inflation reached 4.0% as increases in oil prices flowed through to higher petrol prices.  Inflation in September 2006 fell slightly to 3.5%, with a further fall to 2.6% in December 2006 due largely to lower petrol prices.

The lower petrol prices in the December 2006 quarter saw annual tradables inflation decline from 3.0% in the previous quarter to 1.2%.  Tradables inflation has generally been low over the past five years, apart from a large increase in June 2006 as a result of higher petrol prices. Non-tradables inflation fell to 3.8% in December 2006, the first time it has been below 4% in three years.  Continued strength in the housing market has contributed to persistent non-tradables inflation.

Annual CPI inflation is expected to fall below 2% by mid-2007 prior to increasing to a little under 3% by the end of 2007.  Non-tradables inflation is expected to ease gradually as a result of weaker domestic demand, especially in residential investment and private consumption

Other price measures reflect the current position of the economy.  The terms of trade are at a relatively high level as higher prices for New Zealand’s commodity exports have offset higher import prices in recent years.  However, the terms of trade have fallen slightly from their recent peak in the March 2005 quarter, mainly as a result of higher oil prices and small decreases in some commodity export prices.

Producer price inflation was negative for most of the period from the second half of 2002 until the first quarter of 2004, with the appreciating exchange rate an important contributor.  Producer price inflation turned positive in the year to June 2004 and rose to an annual rate of 7.8% in the June 2006 quarter before declining slightly to 6.9% in September.

Wages have picked up recently, reflecting the tight labour market.  Growth in the index of salary and ordinary-time wage rates averaged around 2.3% per annum in 2003 and 2004 but has been consistently above 3% since September 2005.

The following table shows on a quarterly basis the Terms of Trade Index, the Producers Price Index, the Consumers Price Index, and the Labour Cost Index and, in each case, the percentage change over the same quarter of the previous year.

Prices and Costs

		Terms of Trade Index (1)		Producers Price Index (2)(3)		Consumers Price Index (4)		Labour Cost Index (5)
2002	March	1,050	-0.7	1,162	2.8	891	2.6	1,016	2.1
	June	1,000	-4.3	1,163	1.5	900	2.8	1,021	2.1
	September	982	-7.1	1,145	-2.1	904	2.6	1,028	2.3
	December	971	-6.1	1,147	-1.4	910	2.7	1,033	2.2
2003	March	996	-5.1	1,147	-1.3	913	2.5	1,039	2.3
	June	1,007	0.7	1,141	-1.9	913	1.5	1,044	2.3
	September	1,004	2.2	1,146	0.1	918	1.5	1,052	2.3
	December	1,035	6.6	1,146	-0.1	924	1.6	1,057	2.3
2004	March	1,057	6.1	1,140	-0.6	928	1.5	1,062	2.2
	June	1,080	7.2	1,158	1.5	935	2.4	1,068	2.3
	September	1,077	7.3	1,175	2.5	941	2.5	1,075	2.2
	December	1,081	4.4	1,185	3.4	949	2.7	1,083	2.5
2005	March	1,105	4.5	1,188	4.2	953	2.8	1,089	2.5
	June	1,091	1.0	1,212	4.7	962	2.8	1,096	2.6
	September	1,087	0.9	1,247	6.1	973	3.4	1,108	3.1
	December	1,060	-1.9	1,262	6.5	979	3.2	1,117	3.1
2006	March	1,069	-3.3	1,273	7.2	985	3.3	1,124	3.2
	June	1,091	0.0	1,307	7.8	1,000	4.0	1,132	3.3
	September	1,070	-1.6	1,333	6.9	1,007	3.5	1,143	3.2
	December	N/A	N/A	N/A	N/A	1,005	2.6	N/A	N/A

(1)        Base: June quarter 2002 = 1,000.

(2)        Base: December quarter 1997 = 1,000.

(3)        All industry inputs.

(4)        Base: June quarter 2006=1,000.

(5)        All industry ordinary time salary and wage.  Base: June quarter 2001 = 1,000.

Labour Markets

New Zealand has a decentralised labour market.  Enterprise bargaining predominates in the negotiation of the terms and conditions of employment.  The Employment Relations Act 2000 provides the statutory framework that supports the building of productive employment relationships.  The legislation promotes collective bargaining in various ways, such as providing that only unions and employers can be parties to collective agreements, and giving employees the right to strike in pursuit of multi-employer contracts.  It also requires the parties to employment relationships (unions, individual employees and employers) to deal with each other in good faith.  At the same time, individual choice is protected in terms of freedom of association and union membership, and the choice of collective and individual employment agreements.  The legislation promotes mediation to assist in the early resolution of workplace disputes.

In 2004 and 2006, the government made amendments to strengthen the Act to ensure it is better able to achieve its key objectives of promoting good faith, collective bargaining and the effective resolution of employment relationship problems.  The amendments also provide protective measures for employees affected by the sale, transfer or contracting out of businesses.

A set of minimum employment standards also underpins employment relationships and protects the more disadvantaged in the workforce.  Legislation here includes the Minimum Wage Act, the Equal Pay Act, the Holidays Act and the Parental Leave and Employment Protection Act.

Employment growth has been strong, with annual growth averaging 2.8% over the last four years.  In September 2006, the labour force participation rate was 68.3%, just below the all-time high of 68.7% recorded in June 2006.  Higher participation rates, combined with solid working-age population growth, saw the labour force grow 2.2% in the year to September 2006.  The unemployment rate has also continued to decline, from around the 6% to 8% range in the late 1990s to its September 2006 level of 3.8%, just above the 3.6% recorded in June 2006, which was the equal lowest in 20 years of the series.  In addition, the number of those unemployed for 27 weeks or more has been declining over the past decade.

New Zealand has experienced some highly cyclical fluctuations in labour productivity growth over its recent history.  The start of this decade coincided with strong labour productivity growth, although the lift in employment over the last few years has seen labour productivity growth weaken.  In the year to June 2006, labour productivity growth was a modest 0.9%.  Improvements in productivity growth need to be achieved if New Zealand is to improve its ranking amongst OECD countries.  Growth depends on the ability of firms to move resources into productive activities, and for productive new firms to replace less productive ones.  From this perspective, New Zealand’s relatively high rate of job turnover and of firm creation and destruction suggests that there is a relatively low level of regulatory and institutional impediments to employment, disinvestment and innovation.  Attention continues to be given to building up skill levels in the workforce and to addressing skill shortages.

INDUSTRIAL STRUCTURE AND PRINCIPAL ECONOMIC SECTORS

Primary Industries

The agricultural, horticultural, forestry, mining and fishing industries play a fundamentally important role in New Zealand’s economy, particularly in the export sector and in employment.  Overall, the primary sector accounts for 6.8% of GDP and contributes over 50% of New Zealand’s total export earnings.

Agriculture and Horticulture

Agriculture directly accounts for around 4.6% of GDP, while the manufacture of primary foods accounts for a further 2.7%.  Downstream activities, including transportation, rural financing and retailing related to agricultural production also make important contributions to GDP.

The importance that agriculture plays in the New Zealand economy was highlighted during the 1997/98 and 1998/99 summers, when drought conditions adversely affected agricultural production, reducing export and GDP growth.   Dairy production, in particular, is very climate dependent and adverse weather conditions at the end of 2004 and early 2005 hampered milk production.  Production recovered during the 2005/06 season as weather conditions improved and resulted in a new record milk production level.

The changing makeup of pastoral based production over the past two decades reflects the relative returns of different farming types.  Sheep stock numbers have dropped dramatically while dairy cattle and deer have increased.

Horticultural crops have become increasingly important, with the principal crops being apples and kiwifruit.  Other significant export crops include wine, onions, processed vegetables, squash and seeds.  The value of horticultural exports is estimated to be around $2.2 billion per annum.

The following table shows sales of the principal categories of agricultural products for the years indicated, and as a percentage of total sales for 2006.

Gross Agricultural Production (1)

	Year ended 31 March
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amounts in millions)
Dairy	6,182	4,710	5,303	5,412	5,709	33.9
Agricultural Services	2,043	2,210	2,127	2,202	2,251	13.4
Cattle	2,139	2,080	2,080	2,165	2,110	12.5
Sheepmeat	1,940	2,030	2,135	1,819	1,806	10.7
Fruit	1,193	1,350	1,370	1,378	1,237	7.3
Vegetables	712	810	883	838	792	4.7
Sales of live animals	1,349	791	732	789	776	4.6
Wool	664	707	585	586	553	3.3
Crops and seeds	423	495	434	367	346	2.1
Other horticulture	287	326	277	272	277	1.6
Non-farm income	214	193	200	203	234	1.4
Other farming	177	148	216	230	225	1.3
Deer	205	168	178	190	213	1.3
Pigs	167	162	156	172	185	1.1
Poultry/eggs	116	121	126	140	143	0.8
Value of livestock change	287	52	-18	-14	—	—
TOTAL GROSS REVENUE	18,098	16,300	16,518	16,750	16,857	100.0
LESS INTERMEDIATE CONSUMPTION	(8,424)	(8,510)	(9,032)	(9,193)	(9,288)
AGRICULTURE CONTRIBUTION TO GDP	9,674	7,840	7,486	7,557	7,569

(1)        All data estimated

Forestry

The output of the forestry and logging sector fell 0.5% in real terms in the year to September 2006.  Forestry and logging makes up around 1.1% of GDP and is the basis of an important export industry, with almost 70% of wood from the planted production forests eventually being exported in a variety of forms, including logs, wood chips, sawn timber, panel products, pulp and paper, and further manufactured wooden products, including wooden furniture.

For the year ended September 2006, the value of exports of forestry products was $3,062 million (f.o.b.), 9.0% of New Zealand’s total merchandise exports.  The largest markets for forestry exports are Australia, Japan and the United States.  The Republic of Korea and China are important developing markets.  Forestry and wood product export volumes measured in roundwood equivalents were almost the same in the year to June 2006 as in the year to June 2005.

New Zealand’s climate and soils are well-suited to the growth of planted production forests.  These forests cover an area of 1.8 million hectares and produce over 99% of the country’s wood.  Radiata pine, which makes up 89% of the plantation estate, matures in 25 to 30 years, more than twice as fast as in its natural habitat of California.  This species has had considerable research investment and has demonstrated its versatility for a wide range of uses.  The second most important species is Douglas fir, which makes up 6% of the planted forest area.

New Zealand’s total planted forest growing stock at 1 April 2005 was estimated at 400 million cubic metres.  For the year ended June 2006, an estimated 18.9 million cubic metres of wood were harvested from production forests.  Of this, 5.2 million cubic metres were exported as logs and the balance was manufactured into a range of products, including 4.2 million cubic metres of sawn timber; 1.8 million cubic metres of wood panels and 1.6 million tonnes of wood pulp (made from harvested logs plus residues from sawmills).  The wood pulp was then exported as unprocessed pulp (795,000 tonnes) or manufactured into paper and paperboard (937,000 tonnes, including from recycled paper).

Forecasts indicate that the current annual harvest of 18.9 million cubic metres could increase to 27 million cubic metres by 2010.

Fishing

New Zealand has an Exclusive Economic Zone (EEZ) of 3.1 million nautical square kilometres supporting a wide variety of inshore fish, some large deep-water fin fish, squid and tuna.  New Zealand’s unpolluted coastal waters are also well-suited to aquaculture.  The main species farmed are Pacific oyster, green-lipped mussels and quinnat salmon.

Fishing is a major New Zealand industry and an important merchandise export earner.  Fish and other seafood accounted for $1,173 million in export revenues in the year ended September 2006, about 3.5% of total merchandise exports.  The most important export species are green-lipped mussels, hoki, mackerel, squid and tuna.  Smaller volume but high value exports are rock lobster, abalone and orange roughy.  The main export markets are the United States, Japan and Australia.

The conservation and management of the fisheries is based on a quota management system designed to protect the future sustainability of the fisheries while facilitating their optimum economic use.  The system uses market forces, together with scientific assessments of fish stocks, to allocate fishing rights without arbitrarily restricting fishing methods.

Energy and Minerals

New Zealand has significant natural energy resources, with good reserves of coal, natural gas and oil/condensate, extensive geothermal fields, and a geography and climate which have supported substantial hydro-electric development.  The main minerals mined, in addition to coal, are gold, silver, ironsands, various industrial minerals and gravel for construction.

Programmes for the exploitation of New Zealand’s energy resources were accelerated after the first oil shock in 1973.  Oil and gas exploration was increased and energy conservation programmes were developed and promoted.  As a result, New Zealand is able to meet a significant proportion of its overall energy requirements.

Beginning in 1984, the Government moved to separate its commercial activities from its policy and regulatory functions in the energy sector and to deregulate the previously controlled oil, gas and electricity markets.  Notably, franchise area restrictions were removed, operations of electric supply authorities corporatised and information disclosure regimes introduced for the electricity and gas industries.

Natural Gas:  Natural gas is produced entirely in the Taranaki region on the west coast of the North Island from the large offshore Maui field and a number of smaller offshore and onshore fields.  There are currently two main groups of users of gas in New Zealand; electricity generation and reticulation.  Gross natural gas production was 160 petajoules in the year to September 2006, 1.7% lower than the previous year.  Gas production has been declining in recent years as the Maui field draws down and is replaced by other smaller and more diverse fields.  The new close-inshore Pohukura field, with gas reserves estimated to be in excess of 700 petajoules, has recently commenced commercial production.  Three other fields in the region are at varying stages of development.

The Government has recently provided $21 million to enable seismic surveys of a number of new prospective hydrocarbon basins to proceed.  The survey data will be provided free of charge to prospective permit holders

Oil:  New Zealand’s crude oil and condensate production was 718,827 tonnes in the year ended 30 September 2006, of which 80% was exported.  Total crude petroleum imports were 4.1 million tonnes.  Domestic gasoline production was 1.53 million tonnes, of which about 16% was premium unleaded petrol and 84% regular unleaded petrol.  Domestic consumption of gasoline was 2.4 million tonnes.  Total domestic consumption of gasoline, diesel, fuel oils and other fuel products was around 6.2 million tonnes.

Coal:  Coal is New Zealand’s most abundant energy resource with total in-ground resources estimated at about 15 billion tonnes.  Of this, 8.6 billion tonnes is judged to be economically recoverable from 42 coalfields.  Of this amount, 80% is relatively low-grade lignite, 15% is middle-grade sub-bituminous, and the remaining 5% is bituminous.  Lignite is used mainly for industrial fuel and sub-bituminous coal for industrial fuel, steel manufacture, electricity generation and domestic heating.  Bituminous coal, which is typically very low ash, low sulphur coking coal, is mainly exported for metallurgical applications.

In the year to December 2005, total coal production was 5.3 million tonnes.  The production of bituminous coal reached a record level of 2.5 million tonnes in 2005, with 2.3 million tonnes exported from South Island coalfields.   A large operation is scheduled to commence production during 2007, exporting bituminous coal from the Pike River coal field on the West Coast of the South Island.

Electricity:  In 1994, the Government commenced a process for the restructuring of the state-owned electricity sector to promote greater economic efficiency in the electricity generation, distribution and retail industries.  This also involved requiring local power companies to separate the ownership and control of line businesses from their energy retailing and generation activity.

As a result, the transmission and generation functions of the former State-Owned Enterprise (SOE), the Electricity Corporation of New Zealand (ECNZ), were separated, with a new SOE, Transpower, undertaking the transmission functions.  The generation assets of ECNZ have since been further separated, with approximately a third being privatised and now operating as Contact Energy, and the remainder being split into three competing SOEs; Meridian Energy, Genesis Power and Mighty River Power.

During 2003, the Government established an Electricity Commission to govern the electricity industry.  This was triggered by the failure of the electricity industry to establish a self-governance regime as originally envisaged by the Government.  Government regulations and rules have replaced the previous trading arrangement.  Regulation-making powers are also available in the Electricity Act 1992 (as amended in 2001) covering a broad range of other industry issues such as transmission pricing and investment.

The Electricity Commission is also tasked with ensuring long-term security of electricity supply, primarily through the provision of dry-year reserve generation capacity to ensure that electricity demand can be met in a “1 in 60” dry year without the need for national conservation campaigns.  A 155-megawatt reserve generation plant has been built to meet this objective.

The four main electricity generation companies have a combined total net capacity of about 5,000 megawatts and together generate about 65% of the nation’s power.  Private companies (primarily Contact Energy) operating stand-alone power and cogeneration plants produce the rest.  Hydro-electric is the main source of power, with thermal and geothermal making up the balance.  There is a small but increasing amount of wind power generation.

Manufacturing

New Zealand’s manufacturing industries make an important contribution to the national economy.  In the 12 months to September 2006, manufacturing sector output accounted for 14.7% of real GDP.  The proportion of the labour force employed in manufacturing was 13.2%.  Primary sector processing (food and forestry) makes up a significant proportion of the sector.

Annual average growth in manufacturing was around 1% to 2% during much of 2001 and 2002 but lifted to just over 10% early in 2003.  It has since slowed, with negative growth in manufacturing activity since September 2005.  For the year ended September 2006, annual average growth was -1.5%.  This weakness is likely to have been caused by the high New Zealand dollar resulting in exports becoming less competitive overseas and increased pressures on domestic producers being exposed to cheaper imports, also due to the exchange rate.  Exports are a primary driver of growth in the manufacturing sector.  Despite recent weakness, the performance of non-commodity manufactured export volumes has been especially impressive since 1990, averaging nearly 5% annually since 1991.  An international focus by New Zealand manufacturers, combined with attention to marketing, design, reliability, customer responsiveness and cost, have been key factors in this success.

The following table sets out the sales of goods and services in the manufacturing sector for the five years ended 30 September 2006.

Operating Income of the Manufacturing Sector by Industry Group

	Year ended 30 September
Industry Division	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amounts in millions)
Food
Meat and Dairy	17,567	15,993	17,050	17,029	19,054	26.0%
Other food, beverages and tobacco	9,452	9,836	10,030	9,997	10.944	14.9%
Petroleum, coal and chemical products	7,101	7,332	7,506	7,969	8,132	11.1%
Metal products	6,049	6,360	7,008	7,329	7,517	10.3%
Wood and paper products	6,882	6,921	7,340	7,136	7,280	9.9%
Machinery and equipment	5,763	5,926	6,506	6,732	7,003	9.6%
Printing, publishing and recorded media	3,470	3,401	3,596	3,772	3,808	5.2%
Non-metallic mineral products	1,890	2,124	2,303	2,571	2,634	3.6%
Textile and apparel	2,916	2,933	2,736	2,597	2,419	3.4%
Transport equipment	2,201	2,322	2,329	2,420	2,273	3.1%
Furniture and other manufacturing	1,943	1,977	2,036	2,112	2,117	2.9%
TOTAL	65,234	65,123	68,442	69,676	73,254	100.0%

Service Industries

Service industries make up a large proportion of the economy, accounting for over two-thirds of GDP.  After slowing in the late nineties, the sector recorded strong growth between 2002 and 2005 with annual growth averaging 4.1% during this time.  Growth in the services industries has moderated recently with annual average growth of 2.6% in the year to September 2006.  Export-related activities such as primary sector production and tourism play an important part in trends in this sector.

Within the service sector, retail and wholesale trade, restaurants and hotels comprise a major subcomponent, accounting for just under one quarter of service sector activity.  This subcomponent recorded annual average growth of 7.7% in the year to September 2004 and 5.0% in the year to September 2005.  However, annual average growth slowed to 1.4% in the year to September 2006 as consumer spending started to slow.

The transport and communications industries have been particularly strong performers over recent times.  Annual average growth was particularly strong over 1999 and 2000 and peaked in the year to June 2000 at just under 11%.  In part this reflects growth in the areas of cellular communications and internet services.  Annual average growth has since slowed to 0.7% in the year to September 2006, after averaging around 5% between 2001 and 2005.

Financial Services

Up until mid-2001, growth in the financial and business services sector was generally much more moderate than in most other service industries.  Annual average growth rates picked up to 6.3% in June 2002 after falling below 1% in 1998.  The sector recorded growth of 3.8% in the year to September 2005 and 2.8% in the year to September 2006.

As of December 2005, total assets of the banks registered in New Zealand amounted to $254 billion.

Transport

Transport is a major component of economic activity in New Zealand.  The country’s transport system owes its characteristics, not only to New Zealand’s dependence on external trade and remoteness from many of its trading partners, but also to its rugged terrain and scattered population and the division of the country into two main islands spanning 2,011 kilometres in length.  As a result, the establishment of a comprehensive network of roads (around 93,000 kilometres) and railways (3,900 kilometres) linked to ports and airports has involved capital costs that are high in relation to the size of the population.  However, the efficiency of the country’s internal transport system has played a critical role in New Zealand’s economic growth.

Much of this transport infrastructure was initially developed and operated by government-owned monopolies.  Today, the transport sector is largely deregulated and legislative barriers to competition have been removed.  Many previously government-owned operations are now privately owned.

Roading:  The allocation of funding and the management of state highway works are managed by Crown Entities (Land Transport New Zealand and Transit New Zealand respectively).  The actual construction and maintenance work is contracted to private sector companies.

Land transport infrastructure and its maintenance are funded primarily from distance-based charges for diesel vehicles and a levy on petrol.  In addition, the government has recently appropriated additional funding to accelerate the construction of new roads and the provision of public transport.  This additional funding totals $3.4 billion between 2006 and 2010.

The Government has also enacted legislation that enables tolling schemes for new roads to be undertaken without specific legislation.  The capital from these schemes can come from either the public funding body, or from private providers in partnership with the Government.  The first new road under this legislation is currently under construction and public consultation about other toll schemes is underway.

Railways:  New Zealand’s railway system connects all major population centres and includes rail ferries between the North and South Islands.  Until October 1990, the system was maintained and operated by the government’s Railways Department.  In September 1993, the core business was sold to a consortium of New Zealand and overseas interests and was operated by Tranz Rail Holdings.  In 2003, Tranz Rail was taken over by Toll Holdings and renamed Toll Rail.

In 2002, the Government purchased track access rights for the Auckland railway corridor and transferred the corridor to Auckland local authorities to support regional initiatives to reduce traffic congestion.

In June 2004, the Government purchased the national rail network from Toll Rail for the nominal sum of $1, with an agreement to invest $200 million in the network over five years.  Toll agreed to invest $100 million over the same period in rolling stock.  The Government has also committed $500 million over five years to upgrade the Auckland rail network to improve passenger rail services.  The intention is that any further investment by the Government will be recovered over time from rail operators via track access charges.  The Government now owns and operates the network infrastructure via the New Zealand Railways Corporation (now trading under the name “ONTRACK”), with Toll continuing to provide rail services and having exclusive access to the majority of the rail network.

Shipping: Around 99% of New Zealand’s total international trade by volume is carried by sea, with more than 20 global and regional shipping lines calling at New Zealand ports.  Coastal shipping provides intra and inter-island links and plays a key role in the distribution of petroleum products and cement.

Port companies established under the Port Companies Act 1988 operate New Zealand’s 13 commercial ports.  These companies are predominantly owned by local authorities, although four are partly privatised and listed on the New Zealand Stock Exchange.  There are also smaller ports at Westport, Greymouth, Wanganui and Taharoa.

Benefits from the reform of New Zealand’s port industry have been realised through corporatisation and privatisation of the ports and in lower stevedoring costs stemming from receptiveness to new technology, changes in conditions of employment and reduced manning levels.  New Zealand’s shipping policy reflects the philosophy that the country’s interests are best served by being a ship-using rather than a ship-operating nation.  The policy seeks to ensure for New Zealand exporters and shippers unrestricted access to the carrier of their choice and to the benefits of fair competition among carriers.

The Maritime Transport Act 1994 regulates ship safety, maritime liability and marine environmental protection.

Civil Aviation:  New Zealand is one of the most aviation-oriented nations in the world.  In a population of just over 4.1 million, there were just under 9,000 pilot licences on issue at 30 June 2005 and 3,900 aircraft.  Large aircraft are used for international and domestic freight and passenger transport.  Light aircraft, including helicopters, are used extensively in agriculture, forestry and tourism.

New Zealand allows up to 100 percent foreign ownership of domestic airlines and there is no domestic air services licensing.  Air New Zealand is the major domestic operator on main trunk and regional routes.  Qantas and Virgin Blue also provide some main trunk services.

New Zealand has around 40 formal air services agreements with foreign governments.  The government’s international air transport policy is to maximise economic benefit to New Zealand, including trade and tourism, consistent with foreign policy and strategic considerations.

Currently, around 30 international airlines, including Air New Zealand, link New Zealand with the rest of the world with both freight and passenger services, some under code-share agreements.  International flights operate from a number of international airports, of which Auckland, Wellington and Christchurch are the most significant.  Hamilton, Palmerston North, Queenstown and Dunedin are secondary airports used for some international flights, mainly trans-Tasman.

In September 2001, Air New Zealand placed its subsidiary, Ansett, into voluntary administration.  This, together with the impact of the events of 11 September, placed Air New Zealand under severe financial distress.  Faced with these circumstances, the New Zealand government announced a rescue package for the airline.  The government subscribed for new equity in Air New Zealand valued at $892 million, providing it with an 80.4% stake in the airline. The government  also took up additional shares as part of a rights issue to all shareholders at a cost of $150 million, thereby maintaining its proportionate holding in the airline.  The government has indicated that it might consider bringing in a strategic partner in the future.

Air New Zealand continues to be a publicly listed company on the New Zealand Stock Exchange.  In the five years of trading since the events of 2001, Air New Zealand has restructured its operations, which has had the effect of restoring its balance sheet to a sound financial position.  The airline has also made profits in each of those financial years.

During 2006, in a move designed to upgrade its fleet, Air New Zealand took delivery of new domestic and long-haul aircraft which are more fuel efficient than the existing fleet and which are expected to require little capital expenditure and incur reduced maintenance costs for the next five years.  Further new aircraft are on order.

Tourism

Tourism is one of the largest single sources of foreign-exchange revenue and a major growth industry in New Zealand.  In the year to 31 March 2006, foreign-exchange earnings of $6.6 billion were generated from international visitors (excluding New Zealand’s share of international airfare payments).  This was an increase of 8.2% on earnings in the same period the previous year.  The country’s scenery, natural environment and a range of outdoor activities make New Zealand a popular tourist destination.

Overseas visitor arrivals numbered 2,410 million in the year to November 2006, a record for any 12-month period.

Australia is New Zealand’s closest market and by far the largest source of overseas visitor arrivals at around 899,000 (37.5% of the total) in the year ending November 2006, an increase of 2.5% over the previous year.  The next largest markets are the United Kingdom (292,000 or 12.2% of the total), the United States (225,000 or 9.4% of the total) and Japan (138,000 or 5.8% of the total).

Arrivals from a number of Asian markets have also grown strongly over the past decade, including Republic of Korea (111,000), and China (105,000 arrivals).

Communications

New Zealand was the first country to open its entire telecommunications market to competitive entry in 1989.  Telecom New Zealand was privatised in August 1990 and today all major competitors are privately owned.  The main competitive telecommunications services are international, national and cellular telephone calls.  There is also competition in the supply of local telephone and data services to businesses in the central business districts.  Latest figures show that there are at least 16 national and international call service providers and over 150 Internet Service Providers.  Cellular services are provided by Telecom and Vodafone.

New Zealand has good broadband access availability (around 95% of dwellings) and significant broadband infrastructure competition in particular areas.  Prices of broadband internet access and service speeds have been improving and broadband uptake has been accelerating.  Recently, the government announced its intention for the local loop to be unbundled.  This is expected to further encourage competition in the telecommunications market.

A Telecommunications Commissioner within the Commerce Commission administers regulated telecommunication services, which include network interconnection, telephone number portability and wholesale telecommunication services.  The Commissioner’s key functions are to resolve disputes over regulated services, to report to the Minister of Communications on the desirability of regulating additional services and to calculate and allocate the net cost of telecommunication service obligations.

Prior to 1998, most postal services were provided by New Zealand Post Limited, a commercially-run SOE.  The Postal Services Act 1998 permitted full competition in all areas of the postal services market.  As a result, there are now a number of registered postal operators offering a range of new postal services and prices.  It is expected that competition will continue to grow as a result of the deregulation and substitution to electronic forms of communication.

New Zealand Post used its retail network to expand into retail banking in 2002, with a further expansion into business banking in 2005.  New Zealand Post did not have the resources to fund the establishment of the bank, so the Government made a one-off equity investment of $78.2 million to fund the establishment expenses and capital expenditure involved, and to ensure there was sufficient capital to meet Reserve Bank requirements.  Since then, New Zealand Post has injected further capital into Kiwibank to bring Kiwibank’s share capital from New Zealand Post to $200 million at 30 September 2006.  The government neither guarantees the bank nor subsidises its on-going operations. Kiwibank announced an after-tax profit of $15.6 million for the year ended 30 June 2006.  This compares with a profit of $7.2 million for the previous 12 months.

Two major national radio networks are provided by Radio New Zealand Limited, a Crown entity operating under a non-commercial charter.  There are numerous private radio stations.  Television New Zealand Limited (TVNZ), the state-owned television broadcaster and transmission network provider, is a Crown company with a charter that sets broad objectives for programme content.  TVNZ provides two national free-to-air television channels.  Private television operators provide a number of other national and regional channels.  Digital and analogue pay TV services are available from satellite and, in some areas, cable delivery platforms.

New Zealand has a high number of daily newspapers relative to its population.  There are five major daily metropolitan newspapers in the main centres, eighteen dailies published in provincial towns and cities, three Sunday newspapers and around 120 community newspapers, all of which are privately owned.  In addition there are two national weekly business papers, a number of wire services and a growing number of internet news services.

Screen Industry

New Zealand’s screen industry has gained international prominence in recent years following the success of several big budget productions filmed in New Zealand such as the Lord of the Rings Trilogy and King Kong as well as small budget locally produced films such as Whale Rider.  The New Zealand screen industry recorded gross revenue of $2.6 billion in the 2005 financial year making the value of this industry comparable to the forestry and logging industry and the horticulture and fruit growing industry.  The feature film and short film sub-sector recorded gross revenue of $699 million.  Around $600 million (or 62%) of production company gross revenue was received from abroad, with 88% of this total sourced from the United States.

In the 2005 financial year, the screen production industry was characterised by a large number of small freelancers and contractors working both independently and in co-ordination with larger production and broadcasting companies.  There were 506 businesses classified as production companies and 1,579 businesses classified as contractors.

EXTERNAL SECTOR

External Trade

External trade is of fundamental importance to New Zealand.  Primary sector based exports and commodities remain important sources of the country’s export receipts, while exports of services and manufactured products continue to increase.  This, together with a reliance on imports of raw materials and capital equipment for industry, makes New Zealand strongly trade-oriented.

Merchandise Trade

After recording a surplus of $962 million in the year to September 2001, the annual merchandise trade balance has fallen over subsequent years to stand at a deficit of $6,181 million in the year to 30 September 2006.  There are signs that the deficit may be diminishing, with the deficit in the year to September 2006 below the peak of $7.3 billion in the year to February 2006.  Export values of merchandise goods increased by 10.1% over the year to September 2006 to $33.9 billion.  A depreciation of the exchange rate earlier in the year as well as a small increase in export volumes more than offset falls in the world prices of many of New Zealand’s commodity exports.

The value of merchandise goods imports grew by 9.6% to $40.1 billion in the year ended 30 September 2006.  This resulted from strong growth in import volumes as well as higher import prices  for a number of goods arising from a depreciation of the New Zealand dollar.  Higher oil prices also contributed to the growth in the value of merchandise imports.  At the start of 2007, the picture had changed somewhat as oil prices had declined while the exchange rate had risen over 10.0% on a trade-weighted basis since since mid 2006.

The following table records the total value of exports and imports of goods since 2002.

Balance of External Merchanise Trade

Year to September	Exports (f.o.b.) (1)	Imports (c.i.f)	Balance of Trade	Exports as % of Imports
	(dollar amount in millions)
2002	31,682	32,163	-481	98.5
2003	28,730	31,944	-3,214	89.9
2004	30,048	34,128	-4,080	88.0
2005	30,770	36,539	-5,769	84.2
2006	33,869	40,050	-6,164	84.6

(1)        Includes re-exports

Trade in Services

Trade in services is dominated by tourist flows.  Services exports recorded double digit growth over 1999 and 2000.  Growth slowed in late 2001, with visitor arrivals falling after the events of 11 September 2001.  Growth subsequently recovered as visitor arrivals bounced back, before another sharp decline in arrivals in the early part of 2003 as a result of SARS and the war in Iraq.  The level of services export volumes has effectively been flat since 2004 and is most likely a result of the high New Zealand dollar having an adverse impact on vistor arrivals and  their average expenditure.  Visitor arrivals fell 0.2% in the year to 30 September 2006.  This had a subsequent impact on services export volumes which fell by 2.7% over the same period.

The services balance recorded in the Balance of Payments improved from a deficit of $1,401 million in the year to 30 September 1998 to a surplus of $1,694 million in the year to September 2003.  However, the recent decline in visitor arrivals and strong growth in the number of New Zealanders travelling overseas has seen the services balance fall to a deficit of $83 million in the year to 30 September 2006.

Terms of Trade

The terms of trade index was 1.6% lower in September 2006 compared with the same quarter in 2005.  Export price increases of 10.3% in the year to September 2006 were more than offset by import price increases of 12.0%.

		Export Prices Index (1)		Import Price Index (1)		Terms of Trade Index (1)
2002	March	1,063	-3.5	1,013	-2.9	1,050	-0.7
	June	1,000	-10.2	1,000	-6.2	1,000	-4.3
	September	962	-13.0	979	-6.4	982	-7.1
	December	925	-14.8	953	-9.2	971	-6.1
2003	March	898	-15.5	901	-11.1	996	-5.1
	June	886	-11.4	880	-12.0	1,007	0.7
	September	870	-9.6	866	-11.5	1,004	2.2
	December	867	-6.3	838	-12.1	1,035	6.6
2004	March	852	-5.1	806	-10.5	1,057	6.1
	June	914	3.2	846	-3.9	1,080	7.2
	September	903	3.8	839	-3.1	1,077	7.3
	December	892	2.9	826	-1.4	1,081	4.4
2005	March	894	4.9	810	0.5	1,105	4.5
	June	899	-1.6	824	-2.6	1,091	1.0
	September	916	1.4	843	0.5	1,087	0.9
	December	899	0.8	848	2.7	1,060	-1.9
2006	March	926	3.6	866	6.9	1,069	-3.3
	June	1,018	13.2	933	13.2	1,091	0.0
	September	1,010	10.3	944	12.0	1,070	-1.6
	December	N/A	N/A	N/A	N/A	N/A	N/A

(1)                      Base: June 2002 = 1,000

Composition of Merchandise Exports and Imports

The agricultural sector is highly efficient and has steadily increased the value-added component in agricultural exports.  Agricultural exports are an important source of export income for the New Zealand economy.  Meat and dairy products are the most important agricultural exports — together they accounted for around 32% of total merchandise export values in the year ended 30 September 2006.

The manufacturing sector has been a major source of export growth and diversification over the past 15 years.  The Closer Economic Relations agreement with Australia has contributed to a successful expansion by manufacturers into that market.  A focus on design, reliability and cost is also seeing manufacturers make inroads into other markets, particularly Asia and the United States.  Despite New Zealand’s geographical position, it now exports a range of manufactured goods, including plastic goods, carpets and textiles, wines and high-tech computer equipment to countries throughout the world.  Although the level of manufactured goods exports remains relatively high, growth has slowed recently as the high exchange rate results in these exports becoming less competitive overseas.

As New Zealand has become more internationally oriented, imports have played a larger role in the economy.  In real terms, imports have more than doubled since 1990.

The following tables show the dollar amounts and percentage distribution of New Zealand’s major exports and imports.

Composition of Principal Merchandise Exports

	Year ended 30 September
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amounts in millions)
Dairy Produce etc	5,517	4,589	4,973	5,061	6,062	17.9%
Meat and edible meat offal	4,361	4,132	4,556	4,608	4,614	13.6%
Wood and articles of wood	2,459	2,213	2,106	1,938	2,042	6.0%
Mechanical machinery	1,118	1,147	1,289	1,437	1,564	4.6%
Aluminium and articles thereof	1,133	941	1,040	1,052	1,384	4.1%
Fruit	1,161	994	1,335	1,164	1,216	3.6%
Fish, crustaceans and molluscs	1,383	1,128	1,108	1,119	1,173	3.5%

Electrical machinery	811	791	878	890	949	2.8%
Iron and steel	531	554	675	717	757	2.2%
Casein and caseinate	1,061	876	744	627	686	2.0%
Wool and other animal fibres	785	817	726	663	685	2.0%

Wood pulp	544	435	531	501	565	1.7%
Mineral fuels	542	443	349	477	558	1.6%
Paper and paper product	627	338	371	411	455	1.3%
Raw hides and skins	711	626	536	442	446	1.3%
Plastics and articles thereof	409	378	397	441	430	1.3%

Vegetables	439	417	377	354	381	1.1%
Precious stones, metals & jewellery	300	282	307	313	369	1.1%
All other commodities	6,567	6,502	6,624	7,181	7,683	22.7%
TOTAL NEW ZEALAND PRODUCE	30,459	27,603	28,922	29,396	32,075	94.7%
Re-exports	1,223	1,127	1,126	1,374	1,794	5.3%
Total Merchandise Exports F.O.B.	31,682	28,730	30,048	30,770	33,869	100.0%

Composition of Principal Merchandise Imports

	Year ended 30 September
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amounts in millions)
Mineral fuels	2,676	2,834	2,993	4,037	5,500	14.6%
Mechanical Machinery	4,225	4,107	4,473	4,770	4,916	13.1%
Vehicles	4,324	4,661	4,957	5,111	4,440	11.8%
Electrical machinery	2,670	2,626	3,153	3,104	3,265	8.7%
Aircraft	813	841	1,175	686	2,018	5.4%
Plastic and articles thereof	1,206	1,138	1,169	1,307	1,376	3.7%
Optical, photographic, etc	953	931	1,033	1,069	1,142	3.0%
Pharmaceutical products	749	727	779	894	931	2.5%
Paper and paperboard	851	853	875	861	907	2.4%
Apparel and clothing accessories: not knitted	597	583	601	631	704	1.9%

Iron or steel articles	464	463	549	636	649	1.7%
Iron and steel	465	436	504	571	551	1.5%
Apparel and clothing accessories: knitted	426	403	429	450	519	1.4%
Chemical products n.e.s	406	347	342	379	432	1.2%
Rubber and articles thereof	380	364	386	401	418	1.1%

Printed books, newspapers, etc	361	363	358	360	387	1.0%
Toys, games and sports requisites	371	379	322	352	362	1.0%
Organic chemicals	348	299	304	337	268	0.7%
Inorganic chemicals	194	156	162	185	191	0.5%
Ships and boats	114	203	116	241	172	0.5%
All other commodities	7,542	7,236	7,358	7,747	8,393	22.5%
TOTAL MERCHANDISE IMPORTS VFD	30,135	29,950	32,038	34,129	37,543	100.0%
C.I.F. Value	32,163	31,944	34,128	36,539	40,050

Geographic Distribution of External Trade

New Zealand’s trading relationships are becoming increasingly based around Pacific Rim countries.  New Zealand’s three largest export markets — Australia, Japan and the United States — accounted for 44% of New Zealand’s exports and 42% of imports in the year ended 30 September 2006.

Geographic Distribution of Exports (1)

	Year ended 30 September
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amount in millions)
Australia	6,295	6,121	6,259	6,634	6,963	20.6%
United States	4,843	4,209	4,332	4,273	4,633	13.7%
Japan	3,664	3,188	3,343	3,376	3,434	10.1%
China, Peoples Republic of	1,420	1,439	1,685	1,533	1,820	5.4%
United Kingdom	1,540	1,350	1,455	1,431	1,620	4.8%
Korea, Republic of	1,440	1,049	1,166	1,082	1,275	3.8%
Germany	851	791	707	804	884	2.6%
Taiwan	695	657	694	719	779	2.3%
Belgium	574	621	585	482	609	1.8%
Indonesia	496	391	396	438	580	1.7%
Hong Kong	668	571	558	514	566	1.7%
Canada	679	580	497	525	552	1.6%
Singapore	398	318	338	435	497	1.5%
Philippines	509	489	460	531	496	1.5%
Italy	465	466	452	433	493	1.5%
Malaysia	618	559	510	492	476	1.4%
Thailand	387	323	355	346	394	1.2%
France	392	387	356	406	368	1.1%
Other Countries	5,748	5,221	5,900	6,316	7,411	21.9%
TOTAL	31,682	28,730	30,048	30,770	33,850	100.0%

(1) Free on Board value.  Including re-exports.

Geographic Distribution of Imports (1)

	Year ended 30 September
	2002	2003	2004	2005	2006	2006 % of Total
	(dollar amount in millions)
Australia	6,881	6,868	7,080	7,562	7,537	20.1%
United States	4,392	3,809	3,763	3,324	4,776	12.7%
China, Peoples republic of	2,313	2,571	3,008	3,621	4,326	11.5%
Japan	3,477	3,485	3,562	3,577	3,578	9.5%
Germany	1,498	1,609	1,690	1,749	1,667	4.4%
Singapore	559	566	877	1,088	1,624	4.3%
Malaysia	724	817	748	774	1,176	3.1%
United Kingdom	1,144	1,014	1,040	1,131	1,087	2.9%
Korea, republic of	725	800	853	992	1,050	2.8%
Thailand	511	516	572	842	914	2.4%
France	615	668	1,100	979	818	2.2%
Italy	758	732	776	829	784	2.1%
Taiwan	616	670	740	817	699	1.9%
Canada	369	405	699	394	601	1.6%
Indonesia	375	360	375	490	496	1.3%
Saudi Arabia	391	215	206	290	447	1.2%
Sweden	342	314	328	357	327	0.9%
Belgium	338	324	311	302	269	0.7%
Switzerland	211	216	217	265	230	0.6%
Hong Kong	136	139	154	201	182	0.5%
Other countries	3,760	3,852	3,939	4,545	4,921	13.1%
TOTAL	30,135	29,950	32,038	34,129	37,509	100.0%

(1)        Value for Duty

Principal Trading Partners

Australia:  Australia is New Zealand’s largest trading partner.  In the year ended 30 September 2006, bilateral trade amounted to $14.5 billion, or 20% of total exports and imports.

Trade with Australia has flourished since the Closer Economic Relations Agreement (CER) came into operation in 1983.  The original objective of CER was to join the two countries in a free trade area by 1995.  The agreement was extended to cover trade in services from 1 January 1989.  Full free trade in goods was achieved on 1 July 1990, four years ahead of schedule.  The two countries also agreed to work towards the harmonisation of administrative procedures in the areas of quarantine, customs and business law, and to restrict the use of industrial assistance policies affecting bilateral trade.  There has long been free movement of labour between the two countries.

The 1996 annual review of CER by Trade Ministers resulted in the signing of further major agreements, the most significant being the Trans-Tasman Mutual Recognition Agreement, which was implemented in May 1998.  Under this agreement, in general, any goods that can be sold legally in New Zealand may also be sold in Australia and vice versa, and any person registered to practise an occupation in one country can practise the same occupation in the other.

The Agreement was reviewed in 2003.  Overall, the review found that the Agreement was working well and contributing significantly to trans-Tasman mobility of goods and labour.  That said, both countries are continuing to work together to identify opportunities for further reducing barriers to trans-Tasman trade and factor mobility in support of the objective of a single economic market.

In 2000, the two countries entered into a Memorandum of Understanding (MOU) of Coordination of Business Law. The MOU seeks to facilitate trans-Tasman trade by reducing compliance burdens for companies, particularly small companies, by coordinating business laws between the two countries. Following a review in 2005, a revised MOU was signed in February 2006.  This revised MOU includes a new agenda for coordination of business law over the next five years.

The two governments also agreed to mutually recognise regulations around securities offerings.  In addition, they agreed to legislative changes that will require the banking supervisors in each country to support the other and to consider the impact of their actions on financial system stability in the other country.

New Zealand’s main exports to Australia include crude oil, gold, cheese, refrigerators, timber and wine.

United States:  The United States is New Zealand’s second largest single trading partner and bilateral trade amounted to $9.4 billion in the year ended 30 September 2006.  Exports to the United States comprised 13.7% of New Zealand’s total exports.  In the same year, the United States supplied 12.7% of New Zealand’s total imports, the major categories being heavy industrial goods, aircraft, computers and technology.

New Zealand’s major exports to the United States are beef, casein, timber, lamb, cheese and a growing range of manufactured goods.  The development of trade in dairy products has been constrained by long-standing quotas on these items.

Japan:  Japan is New Zealand’s third largest single trading partner, with bilateral trade amounting to $7.0 billion in the year ended 30 September 2006.  Japan took around 10% of total merchandise exports in the year to 30 September 2006.  Key exports to Japan include aluminium, wood, dairy products, fish, kiwifruit, meat, vegetables and other fruits.

Japan is also a major supplier of New Zealand’s imports, providing 9.5% of total imports in the year to 30 September 2006.  Imports from Japan are dominated by technology intensive appliances, including motor vehicles.

European Union:  The members of the European Union are important trading partners for New Zealand.  Together, the Union members constitute New Zealand’s second largest export market grouping, taking 16% of exports (in value terms) and providing 17% of imports in the year to September 2006.  Bilateral trade with the European Union amounted to $11.6 billion or around 16% of total exports and imports.

Asian Economies:  The Asian economies of the Republic of Korea, Taiwan, Hong Kong, China, Malaysia, Indonesia, Singapore, Thailand and the Philippines continue to be important trading partners for New Zealand.  These economies are all in the top 20 largest single export markets for New Zealand and accounted for around 20% of merchandise exports in the year ended 30 September 2006.

Foreign Investment Policy

New Zealand welcomes the positive contribution of foreign investment to the economic and social well-being of New Zealanders.  New Zealand’s regulations governing foreign investment are liberal by international standards as New Zealand has decided to maintain targeted foreign investment restrictions in only a few areas of critical interest.

Overseas investments in New Zealand assets are screened only if they are defined as sensitive within the Overseas Investment Act 2005 (the Act).  Three broad classes of asset are currently defined as sensitive within the Act: non-land business assets valued at over $100 million, fishing quota, and sensitive land as defined in Schedule 1 of the Act.  Examples of sensitive land could include rural land over five hectares or land bordering or containing foreshore, seabed, river, or the bed of a lake. Most urban land is not screened unless defined as sensitive for other reasons. A full list of sensitive assets is defined in the Act.

Generally, overseas investors wishing to invest in sensitive New Zealand assets must obtain consent to acquire a 25% share of ownership or controlling interest in sensitive New Zealand assets, but some sector specific conditions do exist. Investors are expected to show that the investments provide significant benefits for New Zealand and must pass an investor test that considers character, business acumen and level of financial commitment.

There are no restrictions on the movement of funds into or out of New Zealand, or on repatriation of profits.  No additional performance measures are imposed on foreign-owned enterprises.

The Overseas Investment Act 2005 is administered by the Overseas Investment Office - a dedicated unit located within Land Information New Zealand.  More information on New Zealand’s foreign investment screening regime is available on the Overseas Investment Office’s website.  www.oio.linz.govt.nz

Foreign Investment Inflows (1) (2)

	Year ended 31 March
	2002	2003	2004	2005	2006
	(dollar amounts in millions)
Foreign Direct Investment	-2,707	3,517	4,302	4,462	2,421
Foreign Portfolio Investment	4,083	6,659	7,414	3,839	2,855

(1)        Financial account completed according to principles set out by IMF in 5th edition of the Balance of Payments Manual.

(2)        Prior years’ data revised.

The stock of foreign direct investment in New Zealand stood at $78.1 billion as of 31 March 2006.  Australia and the United States are the largest contributors to total foreign direct investment in New Zealand, with investments worth $39.4 billion and $8.8 billion respectively.  The United Kingdom is the third largest investor with a total of $3.9 billion.

In contrast, the stock of direct investment abroad by New Zealand was $17.9 billion as at 31 March 2006.

Balance of Payments

Over the past five years, the current account deficit has fluctuated in a range of 2.8% to 9.7% of GDP.  The deficit stood at 9.1% of GDP for the 12 months to 30 September 2006.  A key feature of New Zealand’s current account deficit is the large deficit on investment income, reflecting New Zealand’s net foreign liability position.

In recent years, the current account deficit has been affected by changes in both the investment income balance and the goods and services balance.  Fluctuations in the investment income balance have occurred due to profits accruing to foreign investors in New Zealand moving with the economic cycle in New Zealand and variable profits earned by New Zealand investments offshore.

The goods and services balance has varied due to the effects of drought, commodity prices, oil price changes, some large one-off imports and currency movements, as well as New Zealand’s demand for imports and international demand for New Zealand exports.  Very strong agricultural export receipts and growth in tourist numbers led to a significant narrowing in the current account deficit in 2001/02.  More recently, the impact of the currency on export earnings and the impact of strong domestic growth on import demand, together with an increase in the investment income deficit due to strong profits of foreign-owned firms, have led to the current account deficit reaching 9.7% of nominal GDP in the year to 30 September 2006.  In the year to September 2006, the deficit declined to 9.1% of GDP.

Balance of payments statistics are compiled by the Government following principles set out by the IMF in the 5th edition of the Balance of Payments Manual.

Balance of Payments

	Year ended 31 March
	2002	2003	2004	2005	2006	2006(1)(2)
	(dollars amounts in millions)
Current account
Export receipts	32,866	30,648	29,054	31,114	31,485	34,056
Import receipts	30,534	29,982	30,246	33,362	35,737	37,338
Merchandise balance	2,334	666	-1,192	-2,248	-4,252	-3, 282
Services balance	582	1,578	1,284	678	73	-84
Investment income balance	-7,089	-7,040	-7,212	-9,737	-11,182	-11,757
Transfers balance	246	113	238	376	440	702

Current account balance	-3,926	-4,683	-6,882	-10,931	-14,922	-14,421

Deficit as % of GDP	-3.2	-3.6	-4.9	-7.4	-9.6	-9.1

Financial Account (net)
Foreign investment in NZ	10,853	7,229	13,784	15,217	10,078	N/A
NZ investment abroad	7,228	5,021	8,587	3,192	-4,153	N/A
Reserves	-85	2,596	2,327	-913	4,830	N/A
Financial account balance	3,625	2,208	5,197	12,025	14,231	N/A

Capital Account
Balance of Capital Account	1,516	1,585	723	108	-326	N/A

(1)        Provisional

(2)        Year ended September

Foreign-Exchange Rates and Overseas Reserves

The New Zealand dollar has floated freely since March 1985.  Since the exchange rate was floated, the Reserve Bank has not intervened directly in the foreign-exchange market to influence the value of the dollar.  There are no exchange controls on foreign-exchange transactions undertaken in New Zealand, either by New Zealand residents or non-residents.

Foreign-Exchange Rates

Monthly	U.S.A.	Japan	Trade-
Average	US$Mid-rate	Mid-rate	Weighted
			Exchange Rate
	Per NZ$	Yen per NZ$	Index (1)
June 2002	0.4897	60.45	56.5
June 2003	0.5809	68.70	61.4
June 2004	0.6293	68.81	64.2
June 2005	0.7085	77.01	71.0
June 2006	0.6190	70.99	62.3
2006 July	0.6168	71.38	62.0
August	0.6329	73.32	63.1
September	0.6547	76.68	65.7
October	0.6604	78.35	66.6
November	0.6689	78.49	66.6
December	0.6918	81.01	68.0
2007 January	0.6953	83.75	69.1

(1)                        The Trade-Weighted Exchange Rate Index is calculated on the basis of representative market rates for a basket of currencies representing New Zealand’s major trading partners.  On 30 June 1979, the basket equalled 100.

Overseas Reserves

New Zealand’s official external reserves, as shown in the following table, include the net overseas assets of the Reserve Bank, overseas domiciled securities held by the Government and the reserve position at the International Monetary Fund (IMF).  New Zealand’s quota at the IMF was Special Drawing Rights (SDR) of 895 million as of 30 June 2006 (approximately $2,182 million).

	Reserve Bank	Treasury	Reserve	Special	Total
	Overseas	Overseas	Position	Drawing	Official
Last Balance Day in June	Reserves (1)	Reserves	at IMF (2)	Rights	Reserves
	(dollar amounts in millions)
2002	4,445.4	2,040.1	972.6	38.3	7,496.4
2003	5,108.5	3,612.1	1,020.8	41.8	9,783.2
2004	3,832.5	2,589.9	812.7	48.3	7,283.3
2005	4,731.3	5,106.3	512.8	48.6	10,399.1
2006	9,979.7	6,079.3	250.7	57.5	16,367.3

(1)        Comprises foreign-exchange reserves and overseas investments of the Reserve Bank of New Zealand.

(2)        Equal to New Zealand’s quota, less its New Zealand currency subscriptions and any reserve tranche drawings.

BANKING AND BUSINESS ENVIRONMENT

Supervision of the Financial Sector

The Reserve Bank of New Zealand

The Reserve Bank of New Zealand was established in 1934 as New Zealand’s central bank by Act of Parliament.  It is government-owned and holds most of the powers normally associated with a central bank.  The Reserve Bank of New Zealand Act 1989 provides the Bank with autonomy to implement monetary policy within the framework of the Act and the Policy Targets Agreement entered into under the Act.

The Reserve Bank, in addition to its role in determining and carrying out monetary policy, is the supervisory authority for New Zealand’s registered banks. The objective of supervision is to promote and maintain the overall soundness and efficiency of the financial system and to avoid significant damage to the financial system that could result from the failure of a registered bank.  There are no deposit insurance arrangements operating in New Zealand in respect of registered banks or other financial institutions.

New Zealand’s major banks are subsidiaries of Australian banks.  The Reserve Bank recognises the principles underlying the Basle Concordat that the home country should supervise on a consolidated basis and the host country is responsible for the supervision of the operations in the host country.  The Reserve Bank is working with the Australian Prudential Regulation Authority to improve regulatory co-ordination under this home-host model.  The government has established a Trans-Tasman Council to progress co-ordination issues.

Central to the Reserve Bank’s banking supervision policy is the promotion of strong market discipline for registered banks.  This is achieved principally by requiring banks to publish disclosure statements at quarterly intervals.  The disclosure statements contain comprehensive information on a bank’s financial position and risk profile, director attestations as to the adequacy and proper application of a bank’s risk management systems and disclosure of a bank’s credit rating.

Regulatory discipline is also a significant part of the Reserve Bank’s supervisory regime.  Registered banks are required to comply conditions of registration such as minimum capital requirements and limits on lending to connected parties.

Should a registered bank experience financial distress, the Reserve Bank, with the approval of the Minister of Finance, has wide-ranging powers to intervene for the purpose of avoiding significant damage to the financial system.

Financial Sector Structural Developments

Since 1984, New Zealand’s financial sector has undergone a process of comprehensive deregulation.  The principal objective of deregulation has been to improve the efficiency of the financial sector by making it more competitive and to promote market discipline in financial markets.  Policy initiatives have therefore been directed at reducing impediments to competition.  Interest-rate and other controls have been removed and regulatory and legislative distinctions between different institutional groups have been reduced.

Deregulation contributed to rapid growth in money market activity, the development of a sizeable secondary market in government securities, the introduction of a wider range of financial instruments, including forward contracts, options and interest and exchange-rate futures, and the growing use of such devices to hedge interest-rate and exchange-rate risk.

Policy measures were also introduced to promote the maintenance of financial stability.  One reform of significance was to provide the Reserve Bank with power to register additional banks.  Entities wishing to use “bank” in their name or title must be authorised under the Reserve Bank Act as a “registered bank” and are subject to prudential supervision by the Reserve Bank.  However, it is not necessary to become a registered bank or to obtain a licence to accept deposits from the public.  Non-bank financial institutions taking deposits from the public are subject to prospectus and trust deed requirements under the Securities Act 1978.

Before April 1987, New Zealand had four authorised banks.  Bank registrations rose to a peak of 23 in August 1990.  Since then a number of banks have merged with other banks or withdrawn from the market, although this decline in numbers has been partly offset by new registrations.  As at December 2006, there were 16 registered banks.  Fourteen of these were subsidiaries or branches of foreign banks.

Several banks offer banking services on the Internet.  Most of the registered banks and a few other financial institutions operate in the wholesale banking area, while some registered banks provide mainly retail banking services.

Legislation affecting the financial sector is reviewed as necessary to ensure that it fits with modern banking practices.  The Reserve Bank of New Zealand Act was amended in 2006. The main amendments to the Act were to facilitate the coordination of home and host banking supervision between New Zealand and Australia, particularly in a banking crisis situation.

All inter-bank settlement and cheque-clearing is performed using modern and well-integrated computerised systems.  Systems are in place to allow all large value payments to be settled on a real time gross basis.

A major review of the non-bank financial sector is currently under way.  This is designed to:

•             promote greater effectiveness of regulation in promoting a sound and efficient financial system and enhance transparency of regulation; and

•             remove unnecessary costs on business and make the regulatory regime more flexible.

The review is likely to lead to significant changes in the regulation of non-bank financial institutions, including non-bank deposit takers, insurers, providers of debt securities to the public and pension schemes.  The reforms are likely to be implemented during 2008 or 2009.

Business Law Environment

Company Law

The Companies Act 1993 provides the framework for the formation and governance of companies.

Securities Law

The Securities Act 1978 applies to securities that are advertised or offered to the public.  The Act places restrictions on advertisements for securities and requires a prospectus to be prepared before securities can be offered.  It also requires an investment statement, which summarises the key features of the offer, to be distributed to an investor before they subscribe to the securities.

The Act also establishes the Securities Commission, which has powers of investigation and enforcement, as well as the power to issue exemptions from some securities law requirements.

The Securities Markets Act 1988 regulates the operation of securities markets and trading behaviour on those markets. The Act establishes a system for registration of securities exchanges and approval of the rules of securities exchanges and provides for oversight of exchanges by the Securities Commission.  It contains prohibitions on insider trading and requires exchanges to have specific rules for continuous disclosure of price-sensitive information.  It also requires disclosure of substantial security holdings and directors’ and officers’ shareholdings.

The Takeovers Act 1993 applies to takeovers of listed companies and those with 50 or more members or shareholders.  The Takeovers Code, established under the Act, regulates acquisitions of over 20% of the securities in those companies.  The Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer made under the Code.

Competition Law

The purpose of the Commerce Act 1986, as amended by the Commerce Amendment Act 2001, is to promote competition in markets for the long-term benefit of consumers within New Zealand.  Very broadly, the Act prohibits:

•             agreements that have the purpose, effect, or likely effect of substantially lessening competition in a market;

•             the taking advantage of a substantial degree of power in a market to prevent a person entering or engaging in competitive conduct in that or any other market; and

•             business acquisitions that would have, or would be likely to have, the effect of substantially lessening competition in a market.

The Act also provides for:

•             the control of goods and services in markets where competition is limited and where it is in the interest of consumers to do so; and

•             a targeted control regime for regulating electricity lines businesses, where electricity lines businesses are assessed against thresholds set by the competition regulator.

Financial Reporting Act 1993

The Financial Reporting Act applies to “reporting entities”, which are defined as issuers of securities under the Securities Act, and companies and other entities whose legislation requires them to comply with the Act.

The Act places obligations on such organisations to prepare financial statements that comply with generally accepted accounting practice within five months of their financial year or balance date.  Smaller companies that meet proscribed criteria (except issuers of securities and overseas companies) can comply with less stringent reporting requirements, as the benefits of full financial reporting are unlikely to justify the costs for small privately held companies.

The Act also requires issuers of securities and overseas companies to have their financial statements audited and to file those financial statements with the Registrar of Companies on a public register.  However, the obligation on small overseas companies to audit and file financial statements under the Act has been removed.  The auditing requirements for other entities are found in other legislation (for example the auditing requirements for New Zealand companies are found in the Companies Act 1993).

The Act establishes the Accounting Standards Review Board (ASRB) to approve Financial Reporting Standards (which form the basis of generally accepted accounting practice).  While any entity can submit standards to the ASRB, the practice has been for the Institute of Chartered Accountants New Zealand, a professional body, to develop and submit Financial Reporting Standards for approval by the Board.

International Financial Reporting Standards developed by the International Accounting Standards Board  came into force in New Zealand on 1 January 2007.

MONETARY POLICY

Objectives

The Reserve Bank of New Zealand Act 1989 stipulates that the Bank is to formulate and implement monetary policy directed to the economic objective of achieving and maintaining stability in the general level of prices.  The Act requires that there be a Policy Targets Agreement (PTA) between the Minister of Finance and the Governor of the Reserve Bank.  The current agreement, signed on 17 September 2002, requires the Bank to target future CPI inflation outcomes in the range of 1% to 3% on average over the medium term.  The previous agreement required the Bank to deliver inflation outcomes of 0% to 3% over any 12-month period.

Section 3 of the PTA notes that there is a range of events that will cause the actual rate of CPI inflation to vary about its medium-term trend.  This focus means that policy need not react to one-off disturbances that cause the inflation rate to shift in the near term but which would not be expected to disturb its medium-term trend.  The Reserve Bank has noted that, in typical circumstances, it will focus on the outlook for CPI inflation over the next three or so years.

The PTA requires the Bank, in pursuing the price stability target, to seek to avoid unnecessary instability in output, interest rates and the exchange rate and to implement policy in a sustainable, consistent and transparent manner.

The Reserve Bank Act provides the Bank with a considerable degree of autonomy to carry out the price stability objective.  However, the Act contains certain provisions that enable the government to override the price stability objective and the PTA, provided this is done in accordance with a set of procedures that would make the override publicly transparent.

Implementation

The Reserve Bank controls the cost of liquidity by setting an Official Cash Rate (OCR).  By controlling the cost of liquidity for financial institutions, the Bank has leverage over interest rates faced by households and firms.  There are pre-announced dates (eight per year) at which the Bank may reset the OCR.  Four of these coincide with the publication of the Bank’s Monetary Policy Statements.

During 2006, the Bank moved to a new liquidity management regime.  Previously the Bank had targeted $20 million of settlement cash to be left in the banking system at the end of each day, with balances remunerated at 25 basis points under the OCR and lending in its overnight reverse repurchase facility (ORRF) at 25 basis points over the OCR.  Under the new regime, there are significant quantities of settlement cash left in the system overnight (about $7.5 billion in November 2006).  The Bank stands ready to lend cash overnight at 50 basis points above the OCR when secured over government liabilities in the ORRF.  Overnight balances in exchange settlement accounts are now remunerated at the OCR.

Being a small open economy, the evolution of economic activity and inflation in New Zealand is influenced by both interest rates and the exchange rate.  The Bank therefore takes the influence of both of these variables into account when setting the OCR.  Other important factors to consider may include credit conditions, inflation expectations and the global economy.  The Bank publishes an assessment of economic conditions at quarterly intervals in its Monetary Policy Statements.  The Statements contain projections that incorporate a forward path for interest rates that is consistent with achieving the inflation target.  These projections are highly conditional, being based on a range of technical assumptions, but they serve to provide some indication of the Bank’s current thinking on the policy outlook.

The New Zealand economy has been in an expansion phase since late 1998, which has stretched productive resources and led to higher inflation pressures in many parts of the domestic economy.  In response to these inflation pressures, monetary policy was progressively tightened during 2004 and 2005.  Partly reflecting this tightening in monetary policy, the New Zealand dollar appreciated between 2002 and 2005 and remained relatively high during 2006.  Economic growth eased during 2005, helping to unwind accumulated inflation pressures.  However, inflation for much of 2006 was above 3%, partly due to the sharp spike in international oil prices.  Inflation fell to 2.6% in the December quarter largely as a result  of lower oil prices.  The Reserve Bank held the OCR at 7.25% in its January 2007 review, noting that inflation was projected to fall further during 2007 but likely to return to the upper end of the target range through 2008 and into 2009 as a result of renewed strength in indicators of domestic demand.

Interest Rates and Money and Credit Aggregates

The following tables show developments in major interest rates and money and credit aggregates since the March quarter of 2002.

Key Interest Rates: Monthly Averages

		Overnight	90-Day Bank Bill	Government Loan Stock Rates			Bank Base Lending
	Month	Cash Rate	Rate	2 Year	5 Year	10 Year	Rates(1)
2002	March	4.84	5.31	6.09	6.67	6.88	9.26
	June	5.50	5.96	6.05	6.48	6.64	10.01
	September	5.75	5.86	5.61	5.92	6.17	10.17
	December	5.75	5.92	5.78	5.93	6.28	10.17
2003	March	5.75	5.81	5.39	5.47	5.91	10.18
	June	5.28	5.23	4.80	4.84	5.23	9.73
	September	5.00	5.15	5.30	5.55	5.95	9.54
	December	5.00	5.32	5.65	5.93	6.05	9.61
2004	March	5.25	5.54	5.38	5.59	5.74	9.88
	June	5.68	6.07	5.97	6.16	6.29	10.35
	September	6.18	6.64	6.26	6.18	6.16	10.92
	December	6.50	6.71	6.11	5.98	5.95	11.18
2005	March	6.67	6.99	6.39	6.29	6.16	11.38
	June	6.75	7.03	6.05	5.84	5.71	11.43
	September	6.75	7.09	5.95	5.74	5.71	11.78
	December	7.19	7.66	6.23	5.95	5.83	12.28
2006	March	7.25	7.49	6.00	5.80	5.72	12.34
	June	7.25	7.47	6.37	5.97	5.84	12.34
	September	7.25	7.56	6.64	6.19	5.80	12.34
	December	7.51	7.66	6.49	6.22	5.77	12.34

(1)        Weighted average base lending rates of the four largest registered banks.

Money and Credit Aggregates:  Annual % Change

	Quarter	M1(1)	M3	Private Sector Credit	Domestic Credit
2002	March	11.0	15.0	12.8	10.9
	June	17.5	12.2	11.4	10.5
	September	11.5	5.8	7.2	6.1
	December	6.4	12.5	9.1	9.4
2003	March	3.0	6.9	6.5	6.9
	June	4.8	4.4	6.5	7.0
	September	10.8	5.1	7.0	7.4
	December	9.0	5.9	8.2	7.6
2004	March	12.6	7.3	9.5	8.1
	June	9.6	8.8	9.2	9.5
	September	2.9	5.9	14.6	13.7
	December	3.2	6.3	12.2	12.0
2005	March	0.7	6.3	13.2	13.7
	June	0.0	8.4	11.9	11.1
	September	0.3	9.8	8.3	8.5
	December	-1.8	7.3	10.2	9.9
2006	March	-1.8	9.8	7.3	6.7
	June	2.3	10.9	10.7	9.1
	September	3.7	13.4	11.5	9.4
	December	4.1	16.5	12.5	11.2

(1)        M1 figures include currency in the hands of the public and cheque account balances only.

PUBLIC FINANCE AND FISCAL POLICY

Public Sector Financial System

No public money may be spent by the government except pursuant to an appropriation by Parliament.  At present, there are two methods of appropriation.  The first is permanent appropriation, which covers principally the payment of interest on debt and certain fixed charges of the government, and which does not require the passage of a specific Appropriation Act by Parliament.  The second is by annual appropriation, which provides for most of the expenditure of the government and which does require the passage of a specific Act or Acts each year.

All borrowing by the government is undertaken under the Public Finance Act 1989, which provides that the Minister of Finance may from time to time, if it appears necessary or expedient in the public interest to do so, borrow money from any person, organisation or government, either within or outside New Zealand, on such terms and conditions as the Minister thinks fit.

Public Sector Financial Management

In 1994, the fiscal deficit in New Zealand was eliminated after 10 years of difficult political decision-making and management reform.  Reform of the public sector financial management system was an integral component of this.  New Zealand’s public sector financial management system is now underpinned by two key pieces of legislation, the State Sector Act 1988 and the Public Finance Act 1989, which has been amended and now incorporates the provisions previously contained in the Fiscal Responsibility Act 1994.

State Sector Act 1988.  This Act defines the responsibilities of chief executives of departments and their accountability to Ministers.  The main objectives of the Act are to improve productivity, to ensure that managers have greater freedom and flexibility to manage effectively and, at the same time, to ensure that managers are fully accountable to the government for their performance.  This has led to the formulation of performance contracts between Ministers and chief executives.  These contracts specify expectations of performance and provide a basis for assessment, which may result in a combination of rewards or sanctions.

Public Finance Act 1989.  The Public Finance Act 1989 provides the legislative basis for improving the quality and transparency of financial management and information.  This is an essential component of the accountability arrangements established under the State Sector Act.

The driving principle behind the Public Finance Act is a move of focus from what departments consume to what they produce.  Hence, budgeting and reporting is on an output basis rather than relying solely on information relating to how outputs are produced.  Departments were made responsible for outputs (the goods and services they produce) while Ministers were made responsible for selecting the output mix to achieve government outcomes (desired goals).

The Act requires the Crown and all its sub-entities to report on a basis consistent with Generally Accepted Accounting Practice (GAAP).  This has significantly improved the comparability and reliability of the financial information reported.

Consistent with the output focus, the Public Finance Act requires additional disclosures such as statements of intent and statements of service performance.  The documents go beyond disclosure of financial information and require disclosure of objectives and service and financial management performance.  In addition, the Act specifies other Crown disclosures specific to the public sector such as a statement of unappropriated expenditure and a statement of emergency expenditure or expenses or liabilities.

In addition, the Public Finance Act outlines requirements for ex ante information essential for a robust system of government budgeting.  The Public Finance Act specifies a number of specific disclosures required for the Estimates (the government’s Budget documentation).  Also as part of ex ante information disclosure requirements, the Act requires departmental forecast reports, Crown Entity statements of intent and statements of corporate intent for SOEs.

The first set of financial statements for the combined Crown (the Government of New Zealand) was produced for the six months ended 31 December 1991.  The first annual set was produced for the financial year ended 30 June 1992.  From 1 July 1992, the statements also included the Crown’s interest in SOEs and Crown Entities.  Monthly Crown Financial Statements are now published for the period of the financial year to the end of each month from September onwards.

Fiscal Responsibility Provisions

The Fiscal Responsibility Act 1994 promoted consistent, good quality fiscal management.  This Act has now been repealed but its provisions have largely been incorporated into Part 2 of the Public Finance Act 1989.

Part 2 of the Public Finance Act 1989 now provides the legislative framework for the conduct of fiscal policy in New Zealand.  Part 2 encourages better decision-making by the government, strengthens accountability and ensures more informed public debate about fiscal policy.

Part 2 works by requiring Governments to:

•             follow a legislated set of principles of responsible fiscal management and publicly assess their fiscal policies against these principles.  Governments may temporarily depart from the principles but must do so publicly, explain why they have departed and reveal how and when they intend to conform to the principles;

•             publish a “Budget Policy Statement” well before the annual Budget containing their strategic priorities for the upcoming Budget, their short-term fiscal intentions and long-term fiscal objectives.  A “Fiscal Strategy Report” that compares Budget intentions and objectives with those published in the most recent Budget Policy Statement is to be published in conjunction with the Budget;

•             fully disclose the impact of their fiscal decisions over a three-year forecasting period in regular “Economic and Fiscal Updates”;

•             present all financial information under Generally Accepted Accounting Practice;

•             require the Treasury to prepare forecasts based on its best professional judgement about the impact of policy, rather than relying on the judgement of the government.  It also requires the Minister to communicate all of the government’s policy decisions to the Treasury so that the forecasts are comprehensive; and

•             refer all reports required under the Act to a parliamentary select committee.

These requirements mean that the government of the day has to be transparent about both its intentions and the short and long-term impact of its spending and taxation decisions.  Such transparency is likely to lead governments to give more weight to the longer-term consequences of their decisions and is therefore likely to lead to more sustainable fiscal policy.  This increases predictability about, and stability in, fiscal policy settings, which helps promote economic growth and gives people a degree of certainty about the on-going provision of government services and transfers.

Part 2 of the Public Finance Act establishes a set of principles for use as a benchmark against which the fiscal policies of the government can be judged by Parliament and its Finance and Expenditure Committee.

These principles are:

•             to reduce debt to prudent levels to provide a buffer against future adverse events;

•             to run operating surpluses until prudent debt levels are achieved;

•             to maintain, on average, operating balance once prudent debt levels are reached (i.e., the government is to live within its means over time, with some scope for flexibility through the business cycle);

•             to achieve and maintain levels of net worth to provide a buffer against adverse events;

•             to manage the risks facing the Crown; and

•             to pursue policies that are consistent with a reasonable degree of predictability about the level and stability of future tax rates.

The presumption is that governments should follow these principles.  Governments are allowed to depart temporarily from these principles if they wish.  The legislation requires, however, that a government specify its reasons for departure from the principles, how it expects to return to the principles, and when.  This recognises the difficulty of attempting to anticipate all future events and, therefore, the need for some short-term policy flexibility, but also requires that departures are transparent and should only be temporary.

Long-Term Fiscal Policy Objectives

The Government’s long-term fiscal objectives have been re-articulated to reflect the change to the presentation of the Crown financial statements introduced from 1 July 2002.  There is no change to the government’s fiscal policy approach as a result of the change to the basis of preparing Crown Financial Statements.  The revised objectives are:

Long-term fiscal objectives	To achieve the objectives of fiscal policy, the Government’s high-level focus is on:

Operating balance:

Operating surplus on average over the economic cycle sufficient to meet the requirements for contributions to the NZS Fund and ensure consistency with the long-term debt objective.

Revenue:

Ensure sufficient revenue to meet the operating balance objective.

Expenses:

Ensure expenses are consistent with the operating balance objective.

•  Operating surpluses (measured by the OBERAC) during the build-up phase of the NZS Fund. The focus is on core Crown revenues and expenses, with tax-to-GDP and core Crown expenses-to-GDP around current levels.

•  Because the OBERAC surplus includes the net (after-tax) return on the NZS Fund, which the NZS Fund will retain, the government is effectively targeting OBERAC surpluses excluding the NZS Fund’s retained investment returns.

•  Ensure tax policy decisions are consistent with the overall fiscal strategy including the government’s long-term revenue objective

•  SOEs and Crown entities contributing to surpluses, consistent with their legislation and government policy.

Debt: Manage debt at prudent levels. Gross sovereign-issued debt broadly stable at around 20% of GDP over the next 10 years.

•  SOEs will have debt structures that reflect best commercial practice. Changes in the level of debt will reflect specific circumstances.

•  Gross sovereign-issued debt-to-GDP will be broadly stable during the period ahead of the major demographic changes associated with population ageing. 2002 • FISCAL STRATEGY REPORT

•  Net debt, with NZS Fund assets, is expected to fall towards minus 18% of GDP by 2017 (ie, a net financial asset position).

Net worth: Increase net worth consistent with the operating balance objective.

•  Increasing net worth consistent with the operating balance objective will see net worth a little below 58% of GDP by 2017.

•  The NZS Fund is expected to be above 21% of GDP by 2017.

•  Consistent with the net worth objective, there will also be a focus on quality investment.

(1)                      Sovereign-issued debt is debt issued by the New Zealand Debt Management Office (NZDMO) and the Reserve Bank; it excludes debt issued by SOEs and Crown entities and the sovereign-guaranteed debt of SOEs and Crown entities.  Gross sovereign-issued debt includes any New Zealand government stock held by the NZS Fund.

Adoption of new Reporting Standard

The government is currently working on the implementation of the New Zealand IFRS with the intention of fully adopting the standard from 1 July 2007.  The likely impacts of the adoption of the NZ IFRS will be:

•             more disclosures in financial statements;

•             more volatility in financial performance as a result of greater use of fair value measurement; and

•             previously off-balance sheet items (e.g., derivatives) brought into the balance sheet.

Current Fiscal Position and 2006 Budget

The following table summarises the government’s fiscal position according to Generally Accepted Accounting Practice (GAAP) in line with the provisions of Part 2 of the Public Finance Act 1989.  As required by GAAP, from 30 June 2003 New Zealand’s Crown Financial Statements have been prepared on a fully consolidated line-by-line basis incorporating the revenues, expenses, assets, and liabilities of SOEs and Crown Entities.  Previously only the net surplus and net investment of these entities were included.

Year ended 30 June	2001/02	2002/03	2003/04	2004/05	2005/06	2006/07
						Budget(1)
	(dollar amounts in millions)
Statement of Financial Performance
Tax Revenue	36,215	39,785	42,532	46,624	51,973	51,708
Other Revenue	13,764	17,242	17,855	20,441	24,608	23,269
Total Revenue	49,979	57,027	60,387	67,065	76,581	74,977
% of GDP	39.9%	43.7%	42.6%	44.5%	48.8%	46.1%
Expenses	47,653	55,224	53,057	60,910	65,084	68,970
% of GDP	37.9%	41.8%	37.4%	40.4%	41.5%	42.3%
Net surplus of TEI’s	78	151	139	133	54	73
Minority Interest	(13)	12	(45)	(41)	(78)	—
Operating Balance	2,391	1,966	7,424	6,247	11,473	6,260
% of GDP	1.9%	1.5%	5.2%	4.1%	7.3%	3.8%
OBERAC	2,751	5,580	6,629	8,873	8,648	6,656
% of GDP	2.2%	4.2%	4.7%	5.9%	5.5%	4.1%
Core Crown information
Revenue	39,907	43,624	46,932	52,065	59,170	59,020
Expenses
Social Security and Welfare	13,485	13,907	14,252	14,682	15,598	16,970
GSF pension expenses (2)	1,409	2,625	660	2,442	1,671	1,422
Health	7,032	7,501	8,111	8,813	9,547	10,673
Education	6,473	7,016	7,585	7,930	9,914	9,640
Core Government Services	1,540	1,780	1,741	2,217	2,169	2,323
Other	5,838	6,442	7,000	7,911	8,940	9,945
Finance Costs	2,118	2,360	2,252	2,274	2,356	2,498
Foreign exchange losses/(gains)	75	118	7	(35)	(295)	276
New operating spending up to Budget 2007	—	—	—	—	—	216
Total Core Crown expenses	37,970	41,749	41,608	46,234	49.900	53,963
Core Crown Cash Flows operating and investing activity	-111	1,217	520	3,104	2,985	107
Statement of Financial Position
Property, plant and equipment	50,536	52,667	57,940	67,494	79,441	82,922
Financial Assets	24,408	30,338	35,531	45,308	56,446	63,478
Other Assets	13,116	16,846	17,201	18,029	22,384	22,661
Total Assets	88,060	99,851	110,672	130,831	158,271	169,058
Borrowings	36,564	38,285	36,825	36,864	39,427	43,750
% of GDP	29.1%	29.0%	26.0%	24.5%	25.1%	26.9%
Other Liabilities	32,676	37,785	38,384	43,984	47,441	47,590
Total Liabilities	69,240	76,070	75,209	80,848	86,868	91,340
Net Worth	18,820	23,781	35,463	49,983	71,403	77,718
% of GDP	15.0%	18.0%	25.0%	33.2%	45.5%	45.1%
Gross Sovereign issued debt	36,202	36,086	35,527	35,045	35,461	37,867
% of GDP	28.8%	27.3%	25.0%	23.3%	22.6%	23.3%
Net Core Crown debt	19,250	17,577	15,204	10,771	7,745	6,382
% of GDP	15.3%	13.3%	10.7%	7.2%	4.9%	3.9%
GDP	125,758	132,227	141,889	150,629	156,933	162,667

(1)        Budget Update announced 19 December 2006

(2)        This item is subject to fluctuation due to changes in the long-term after-tax discount rate and demographic factors.

Taxation

The main taxes are the income tax and Goods and Services Tax (GST), a value-added tax.  Both are applied at low rates to broad bases.  This is the result of the major tax reforms undertaken since the mid-1980s.  The introduction of GST in 1986 marked a significant shift in the mix of taxation from direct to indirect tax.

Personal Income Tax

All income other than capital gains is taxed.  The effective personal tax scale currently applying to people who earn wage and salary income is as follows: 15% on income up to $9,500 per annum; 21% on income between $9,500 and $38,000; 33% on income between $38,000 and $60,000; and 39% on income above $60,000.  Withholding taxes apply to wages and salaries and to interest income and dividends.  Fringe benefits are taxed separately. Tax credits based on combined family income are available to families with children.

The tax treatment of pension funds and other savings is “TTE”: contributions are made from Tax-paid income, fund earnings are Taxed and withdrawals are Exempt.

Indirect Taxes

GST applies at a uniform rate of 12.5%.  Financial services and housing rentals are exempt.  Additional indirect taxes are applied to alcohol and tobacco products, petroleum fuels and gaming.  There are also cheque and gift duties.

Company Taxes

The company tax rate is 33%.  Imputation credits are attached to dividends.  Inter-corporate dividends (other than from wholly-owned subsidiaries) are taxed as income.  Depreciation rates for new assets are based on the economic life of the asset plus a 20% loading.  There is immediate deductibility against income of forestry and mineral mining development costs, petroleum exploration expenditure and most agricultural development costs.

The government has proposed changes to the tax treatment of managed funds that qualify as Portfolio Investment Entities (PIEs) such that realised gains on shares in New Zealand companies and Australian listed companies would not be taxed, aligning this treatment with that of a direct investment in shares.  Taxable income of PIE’s would be taxed as if it flowed through to investors and be taxed at the investors’ personal tax rates.

The government’s Business Tax Review was released in mid-2006 and outlined a number of possible initiatives for consultation.  These included reducing the corporate rate to 30% and the introduction of tax credits for research and development, market development and workplace skills.  Final decisions are expected in mid-2007.

International Taxation

The foreign-source income of New Zealand residents is subject to tax.  Controlled foreign company rules apply for direct investment, with foreign income taxed on accrual according to the resident controller’s interest.  Credits are available for foreign tax paid.  Income from foreign portfolio investments is also taxed on accrual, with credits for foreign withholding taxes only.  There is however a general exception for foreign income derived from a “grey list” of eight countries with comparable tax regimes.  Investment income from grey list countries is not taxed on accrual, with tax being levied only with respect to dividends arising from portfolio investments and to realised capital gains that are deemed to be income due to the business or purpose of the investor under common law.

Proposed changes to the taxation of offshore portfolio investments would see the removal of the grey list exemption (with the exception of Australia) for portfolio investments.

The tax treatment of the New Zealand income of non-residents encourages inward capital flows where this is feasible.  Interest payments to non-residents are subject either to non-resident withholding tax (in most cases at a 10% rate where a double tax agreement applies and 15% otherwise) or to a 2% levy.  In the case of New Zealand government debt, the issuer absorbs the levy.

Dividends paid to non-residents are also subject to withholding taxes.  Companies paying fully imputed dividends to non-resident investors can receive a credit of part of the company tax paid, which the company then pays to the investor.  The net effect is that the maximum combined level of company tax and withholding tax is 33%.  The government has implemented transfer pricing and thin capitalisation regimes and partially relieves New Zealand tax on offshore income derived by New Zealand companies on behalf of non-resident shareholders.

The government is currently reviewing the controlled foreign company rules and its policy on non-resident withholding taxes.

GOVERNMENT ENTERPRISES

State-Owned Enterprises

In May 1986, the government announced a major programme for reform of government enterprises.  The aim of the reforms was to improve the efficiency and accountability of the enterprises and reduce the government’s exposure to business risk.  To this end, the government restructured a large number of its departmental trading activities and established them as businesses operating on a basis as close as possible to private sector companies.

SOEs are required to operate on the basis of principles and procedures contained in the State-Owned Enterprises Act 1986. Under the Act, the boards of SOEs have complete autonomy on operational matters, such as to how resources are used, pricing and marketing of output.  Competitive advantages and disadvantages, including barriers to entry, have been removed, first, so that commercial criteria provide an objective assessment of performance and, secondly, to increase efficiency.  Under the Act, SOEs have no responsibility for continuing non-commercial operations and the government is required to negotiate an explicit contract if it wishes an SOE to carry out such activities.

Boards of directors drawn from the private sector have been formed to manage SOEs.  Each board is required to present to the shareholding Ministers a statement of corporate intent and an outline of business objectives, defining the nature and scope of activities and performance targets.  These are closely monitored and SOEs are expected to achieve performance targets and pay dividends on a basis comparable to their private sector competitors.  The shareholding Ministers may determine the levels of the dividends.

The SOEs borrow in their own names and on their own credit, in most cases without a guarantee or other form of credit support from the Government.  All SOEs have been informed that Government policy requires that they disclaim in loan documentation the existence of such guarantees or credit supports.  In the past, the government has allowed an SOE to fail rather than intervene to save a poorly performing entity.

Crown Entities

Crown Entity is a collective term for bodies owned by the Crown that are not departments, Offices of Parliament or State-Owned Enterprises.  Crown Entitites range from Crown Research Institutes to regulatory bodies, such as the Commerce Commission and the Securities Commission.  Crown Entities are required to table their annual financial statements in Parliament.

Performance of Government Enterprises

The following tables show the Government’s financial interest in SOEs and Crown Entities.

Except for those entities listed below, all SOEs and significant Crown Entities have a balance date of 30 June, and the information reported in these tables is for the period ended 30 June 2006.

State-Owned Enterprises	Balance date	Information reported to
Asure New Zealand Limited	30 September	30 June 2006
Timberlands West Coast Limited	31 March	31 March 2006
Crown Entities
School boards of trustees	31 December	31 December 2005
Tertiary education institutions	31 December	30 June 2006

	Total Revenue $m	Attributable surplus/ deficit $m	Distributions to Crown $m
State-owned enterprises
Agriquality New Zealand Limited	79	1	(2)
Airways Corporation of New Zealand Limited	130	8	(8)
Asure New Zealand Limited	52	1	(2)
Electricity Corporation of New Zealand Limited	6	5	(5)
Genesis Power Limited	1,989	84	—
Landcorp Farming	120	20	(5)
Meridian Energy Limited	2,852	849	(878)
Meteorological Service of New Zealand Limited	30	3	(3)
Mighty River Power Limited	1.012	101	(36)
New Zealand Post Limited	1,242	69	(48)
New Zealand Railways Corporation	156	153	—
Solid Energy New Zealand Limited	570	86	(20)
Timberlands West Coast Limited	18	(9)	—
Transmission Holdings Limited	201	6	(12)
Transpower New Zealand Limited	676	97	(10)
Animal Control Products	7	1	(2)
Learning Media Limited	24	1	—
Quotable Value New Zealand	38	1	(1)
Total State-owned enterprises	9,202	1,477	(1,032)
Air New Zealand Limited	3,879	322	(45)
Total SOEs and Air New Zealand	13,081	1,799	(1,077)
Intra-segmental eliminations	(330)	—	—
Total per statement of segments	12,751	1,799	(1,077)

Crown entities
Accident Compensation Corporation	4,287	330	—
Crown research institutes	587	31	(18)
District Health Boards (including the Crown Health Funding Agency)	8,159	(23)	—
Earthquake Commission	567	706	—
Housing New Zealand Corporation	757	36	(14)
Museum of New Zealand Te Papa Tongarewa	42	(11)	—
New Zealand Fire Service Commission	266	9	—
Public Trust	96	2	—
School boards of trustees	4,255	57	—
Tertiary education commission	2,220	16	—
Tertiary education institutions	—	54	—
Transit New Zealand	996	481	—
Television New Zealand Limited	409	15	(80)
Other	4,272	26	—
Total Crown entities	26,913	1,729	(112)
Intra-segmental eliminations	(1,598)	(136)	—
Total per statement of segments	25,315	1,593	(112)
Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	38,066	3,392	(1.189)

	Physical assets $m	Total assets $m	Total borrowings $m	Total liabilities $m	Equity at 30 June 2006 $m
State-owned enterprises
Agriquality New Zealand Limited	31	50	17	23	27
Airways Corporation of New Zealand Limited	105	125	25	86	39
Asure New Zealand Limited	—	19	—	11	8
Electricity Corporation of New Zealand Limited	—	18	16	17	1
Genesis Power Limited	1,527	2,028	308	575	1,453
Landcorp Farming Limited	1,117	1,373	220	228	1,145
Meridian Energy Limited	4,795	5,339	755	1,102	4,237
Meteorological Service of New Zealand Limited	8	15	4	8	7
Mighty River Power Limited	2,479	2,708	436	611	2,097
New Zealand Post Limited	382	3,728	2,992	3,192	536
New Zealand Railways Corporation	323	394	71	111	283
Solid Energy New Zealand Limited	224	352	—	118	234
Timberlands West Coast Limited	54	64	3	5	59
Transmission Holdings Limited	148	205	68	108	97
Transpower New Zealand Limited	2,205	2,885	1,543	1,631	1,254
Animal Control Products	1	5	—	1	4
Learning Media Limited	2	15	—	10	5
Quotable Value New Zealand	6	15	1	7	8
Total State-owned enterprises	13,407	19,338	6,459	7,844	11,494

Air New Zealand Limited	2,824	4,720	1,458	3,099	1,621
Total SOEs and Air New Zealand Limited	16,231	24,058	7,917	10,943	13,115
Minority interest	—	—	—	—	293
Intra-segmental eliminations	—	(38)	(16)	(38)	—
Total per statement of segments	16,231	24,020	7,901	10,905	13,408

Crown entities
Accident Compensation Corporation	183	10,409	—	14,244	(3,835)
Crown research institutes	315	470	37	138	332
District Health Boards (including the Crown Health Funding Agency)	3,795	4,501	1,199	2,515	1,986
Earthquake Commission	11	5,323	—	63	5,260
Housing New Zealand Corporation	13,237	13,385	1,781	1,938	11,447
Museum of New Zealand Te Papa Tongarewa	954	981	—	6	975
New Zealand Fire Service Commission	445	488	13	85	403
Public Trust	8	815	765	772	43
School boards of trustees	746	1,668	54	624	1,044
Television New Zealand Limited	135	321	49	110	211
Tertiary education Commission	11	120	—	102	18
Tertiary education institutions	—	5,475	—	—	5,475
Transit New Zealand	17,958	18,117	—	154	17,963
Other	189	2,519	1,231	2,019	500
Total Crown Entities	37,987	64,592	5,129	22,770	41,822
Intra-segmental eliminations	—	(1,143)	(1,005)	(1,143)	—
Total per statement of segments	37,987	63,449	4,124	21,627	41,822
Total Financial Interest in State-owned enterprises, Crown entities and Air New Zealand Limited	54,218	87,469	12,025	32,532	55,230

DIRECT PUBLIC DEBT (1)

Debt Management Objectives

During 1988, as part of the reform of the government’s financial management, the New Zealand Debt Management Office (NZDMO) was formed to improve the management of risk associated with the government’s fixed income portfolio, which comprises liabilities in both the New Zealand and overseas markets and some liquidity assets. The categories of risk managed are: market, credit, liquidity, funding, operational and concentration risk.

In 1988, the NZDMO introduced reforms of the public sector’s cash management involving centralisation of surplus cash funds for investment and cash management purposes, and decentralisation to departments of the responsibility for payments and other banking operations.

The separation of the government’s financial management from monetary policy enables the NZDMO to focus on defining a low-risk net liability portfolio for the Government and implementing it in a cost-effective manner.

Prior to March 1985, successive governments had borrowed under a fixed exchange-rate regime to finance the balance of payments deficit.  Since the adoption of a freely floating exchange rate regime, the government has borrowed externally only to rebuild the nation’s external reserves and to meet refinancing needs.

Direct public debt decreased by a net amount of $561 million including swaps between 1 July 2005 and 30 June 2006.  This decrease consisted of a net decrease in internal debt of $1,746 million and a net increase in external debt of $1,185 million.

As of 30 June 2006, 5% of the interest-bearing direct debt of the government was repayable in foreign currencies.  The quantifiable contingent liabilities of the government, including the Reserve Bank of New Zealand, SOEs and Crown Entities, amounted to approximately $6,102 million.

Under existing legislation, amounts payable in respect of principal and interest upon New Zealand securities are a charge upon the public revenues of New Zealand, payable under permanent appropriation.  All of the indebtedness of New Zealand is otherwise unsecured.

Debt Record

New Zealand has always paid when due the full amount of principal, interest and amortisation requirements upon its external and internal debt, including guaranteed debt.

(1)                        The debt figures in this section are presented in nominal dollars and relate solely to the core Crown entity.  In this respect, they will differ from the debt figures as disclosed in the Crown Financial Statements of New Zealand.  The latter are presented in accordance with generally accepted accounting practice and include the net debt of the Reserve Bank of New Zealand.   From 1 July 2002, they also include the full line-by-line consolidation of the debt of SOEs and Crown Entities.

Summary of Direct Public Debt

Funded and Floating Debt

The following table sets out the direct funded and floating debt of the government on the dates indicated.  Funded debt is indebtedness with an original maturity of one year or more and floating debt is indebtedness with an original maturity of less than one year.  Funded debt, and therefore total direct debt, includes swap transactions.

Total direct debt includes a net swap payable (June 2006 $669.5 million) with offsetting impacts on internal and external funded debt.  Swap transactions, which are included in almost all the following public debt tables, increase external funded debt and reduce internal funded debt in 2006.

As at 30 June	2002	2003	2004	2005	2006
	(dollar amounts in millions)
Funded Debt(1)
Internal (2)	27,507.4	27,540.6	26,632.0	26,555.3	25,346.9
External (3)(4)	4,762.4	4,481.9	3,736.0	3,536.4	5,116.4
Floating Debt
Internal Debt (5)	5,521.0	5,700.0	5,815.0	5,595.0	5,057.0
External Debt (3)(6)	357.9	515.5	579.2	394.9	—
Total Direct Debt	38,148.7	38,238.0	36,762.2	36,081.6	35,520.3
Total Public Debt as a % of GDP(7)	31.7%	29.8%	26.7%	23.9%	22.7%

(1)                        Includes the effect of swap transactions.  Excludes indebtedness to international financial organisations arising from membership.

(2)                        Includes Government Wholesale Bonds, Kiwi Bonds, Index-Linked Bonds.

(3)                        External debt is converted at the mid-point of the 3:00 P.M. spot rate on 30 June for each year.

(4)                        Includes Public Bonds, Private Placements, Syndicated Loans, and Medium Term Notes.

(5)                        Treasury Bills and Reserve Bank Bills.

(6)                      Includes Sovereign Notes and Euro-Commercial Paper.

(7)        GDP: Treasury Estimate for June years.

Direct Public Debt by Currency of Payment

As part of its debt management activities, the government enters into currency swap arrangements which have the effect of converting to a different currency principal obligations on New Zealand’s external debt.

The following table shows the direct public debt of New Zealand at 30 June 2006 by currency of payment after swap positions are taken into account and shows the estimated interest for the year ending 30 June 2007, including swap positions.

	Amount outstandings at 30 June 2006(1)	Estimated interest for the year to 30 June 2007(2)
External Debt	(dollar amounts in millions)
Repayable in United States Dollars	864.5	161.0
Repayable in Japanese Yen	287.0	1.0
Repayable in Pounds Sterling	61.1	2.3
Repayable in Euro	0.0	57.6
Repayable in Other Currencies	653.6	9.0
Internal Debt	32,984.6	1,814.9
Subtotal	34,850.8	2,045.8
Swaps	669.5
Total Direct Public Debt	35,520.3

(1)                      Converted at the midpoint of the 3:00 P.M. spot exchange rates on 30 June 2006 which were:

NZD 1 = US$0.6063 = Yen 69.68= Pounds 0.3308 = Aus$ 0.8185 = Euro 0.4770

(2)        In some cases, interest payments are offset by interest receipts.

Details of External Public Debt at 30 June 2006 (1)

The following table sets out by currency the estimated payments of principal, including mandatory amortisation provisions, to be made on the external direct public debt of New Zealand as at 30 June 2006, shown in New Zealand dollars based on rates of exchange on that date and with adjustment to reflect the effect of currency swap arrangements.

	2007	2008	2009	2010	2011	2012	2013 - 2016	2017+	Total
Maturing in year ended 30 June	(dollar amounts in millions)
United States dollar	249	-208	-255	218	67	321	1,251	662	2,305
Japanese Yen	0	0	0	-54	0	0	125	0	71
British pounds	0	47	0	0	0	0	15	0	62
Euro	253	458	356	0	0	238	178	489	1,972
Australian dollars	0	433	187	16	0	0	18	0	654
Canadian dollars	0	52	0	0	0	0	0	0	52
Total External Debt	502	782	288	180	67	559	1,587	1,151	5,116
Percentage of Total Foreign Debt	9.8%	15.3%	5.6%	3.5%	1.3%	10.9%	31.0%	22.6%	100.0%

(1)                        Includes Sovereign Note Programme (notes not exceeding 270 days to maturity) and Euro-Commercial Paper Programme (notes not exceeding 365 days to maturity).

Interest and Principal Requirements

For the year ended 30 June 2006, the total payment of interest on public debt of the Government was $2,167 million. The following table indicates the movements in external interest-bearing public debt since 1997, excluding swap positions.

	External Debt(1)		Interest Charges
	Amount (2)	As % of Total Public Debt	Amount	As % of Exports (3)
	(dollar amounts in millions)
30 June 1997	5,262.5	14.1	559.1	2.1
30 June 1998	6,995.5	18.1	409.3	1.4
30 June 1999	6,053.1	16.2	402.9	1.3
30 June 2000	6,633.2	17.7	413.9	1.2
30 June 2001	6,022.8	15.7	404.5	0.9
30 June 2002	4,733.5	12.4	311.4	0.7
30 June 2003	4,523.0	11.8	216.6	0.5
30 June 2004	3,728.9	10.1	191.8	0.5
30 June 2005	2,709.0	7.5	167.6	0.4
30 June 2006	1,866.2	5.3	122.4	0.3

(1)                        Excludes non-interest-bearing indebtedness to international organisations.

(2)                        External debt is converted at the midpoint of the 3:00 P.M. spot exchange rate on 30 June in each case.

(3)                        Based on exports of goods and services for each year.

Maturity Profile of Direct Public Debt

The following table sets forth the maturity dates of New Zealand public debt outstanding as at 30 June 2006, including the effect of swap positions.

Loans Maturing in Year Ending 30 June(1)	External (2)	Internal		Total Debt
	(dollar amounts in millions)
2007	502.2	3,762.7		4,264.9
2008	782.2	2.7		784.9
2009	288.3	2,949.4		3,237.7
2010	180.5	3,985.4		4,165.9
2011	67.0	6.3		73.3
2012	558.3	4,125.0		4,683.3
2013 to 30 June 2016	1,587.3	8,596.6		10,183.9
After 30 June 2016	1150.6	1,386.3		2,536.9
Treasury Bills	—	5,057.0		5,057.0
Other	—	532.5	(3)	532.5
Total	5,116.4	30,403.9		35,520.3

(1)                        With respect to many of the loans, the Government has the option to redeem the securities at an earlier date.

(2)                        Converted at the mid-point of the 3.00 P.M. spot exchange rate on 30 June 2006.

(3)                        Retail Stock.

TABLES AND SUPPLEMENTARY INFORMATION

Table I — Internal Debt as of 30 June 2006

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue		Amortization
Government Stock	3,762,000,000	15/11/06	8.00	1994
	3,117,000,000	15/07/08	6.00	2005
	4,135,000,000	15/07/09	7.00	1998
	4,325,000,000	15/11/11	6.00	1999
	4,237,000,000	15/04/13	6.50	2001
	3,596,000,000	15/04/15	6.00	2003
	1,874, 480, 400	15/02/16	4.50	1996
	2,336,000,000	15/12/17	6.00	2005
	27,382,480,400

Treasury Bills	5,057,000,000	12/07/06 — 31/01/07	6.51 — 7.24	2006

Loans	1,784,412	01/09/13	Variable	1994		2007—2013
	2,000,000	24/12/07	Variable	2005
	6,000,000	14/11/10 — 09/05/11	Variable	2006
	2,922,100	15/07/06 — 01/03/17	4.875 — 10.50	(2)
	12, 706, 512

Retail stock	18,320,359	01/07/06 —30/09/06	5.75 — 6.25	2002	(3)
	5,778,557	12/08/06 — 29/10/06	5.25 — 5.75	2002	(3)
	3,363,340	18/09/06 — 30/11/06	5.25 — 5.75	2003	(3)
	10,003,200	14/10/06 — 31/03/07	5.00 — 5.50	2003	(3)
	3,804,119	13/02/07 — 30/04/07	4.75 — 5.50	2003	(3)
	1,608,328	18/03/07 — 23/05/07	4.50 — 5.25	2003	(3)
	6,779,000	06/05/07 — 31/07/07	4.50 — 5.00	2003	(3)
	2,441,463	16/06/07 — 31/08/07	4.25 — 4.75	2003	(3)
	789,403	08/07/07 — 07/08/07	4.00 — 4.50	2004	(3)
	811,262	09/08/07 — 30/10/07	4.25 — 4.75	2004	(3)
	4,710,406	11/09/07 — 30/11/07	4.75 — 5.25	2004	(3)
	1,971,717	11/11/07 — 10/01/08	4.75 — 5.25	2004	(3)
	7,810,273	12/01/08 — 30/04/08	5.00 — 5.50	2004	(3)
	3,481,671	22/03/08 — 21/06/08	4.75 — 5.25	2004	(3)
	5,029,112	01/07/06 — 08/09/08	4.75 — 5.50	2004	(3)
	2,172,290	06/08/06 — 29/09/08	5.00 — 5.75	2005	(3)
	20,199,833	24/09/06 — 12/04/09	5.25 — 5.75	2005	(3)
	17,846,215	03/07/06 — 31/07/09	5.25 — 6.00	2005	(3)
	87, 317,740	01/07/06 — 28/11/09	5.00 — 6.00	2005	(3)
	87,799,317	01/07/06 — 27/04/10	5.00 — 6.25	2006	(3)
	97,382,142	03/10/06 — 25/04/10	5.50 — 6.50	2006	(3)
	143, 036,000	Call	3.00	(1)
	532,455,748

Total NZD Internal Debt	32,984,642,661

(1)                        Income Equalisation Reserve Deposits - Repayable at holder’s option (subject to criteria under the Income Tax Act 1976) or after five years.

(2)                        Debt of the Ministry of Transport for which the Government assumed responsibility on 1 July 1997, subsequent to its fiscal issue date.

(3)        Kiwi Bonds repayable at holder’s option upon seven business days’ notice.

Table II - External Debt as of 30 June 2006

Currency	Principal Outstanding	Maturity Date	Coupon Rate	Fiscal Year of Issue	Amortization
USD	35,612,650	Call	Variable	2006
	238,530,000	15/12/06	8.75	1987
	40,635,000	15/01/11	9.88	1986
	100,000,000	23/04/12	4.15	2004
	81,819,000	01/04/16	8.75	1987
	27,543,000	25/09/16	9.13	1987
	524,139,650

Japan	10,000,000,000	11/05/12	2.59	2000
	10,000,000,000	27/11/12	6.34	1993
	20,000,000,000

GBP	15,407,431	04/05/08	11.25	1983
	4,816,651	25/09/14	11.50	1985
	20,224,082

NOK	900,000,000	30/01/08	6.25	2003

AUD	340,000,000	12/06/08	4.30	2003

Table III — External Debt Issued 1 July 2006 to 31 January 2007:   Nil issuance

Contingent Liabilities and Non-Quantifiable Guarantees

Pursuant to Section 27(f) of the Public Finance Act 1989, a Statement of Contingent Liabilities must be provided, including guarantees given under Section 59 of the Act.

Statement of Contingent Liabilities

Quantifiable Contingent Liabilities	30 June 2006 $m	30 June 2005 $m
Guarantees and Indemnities	405	149
Uncalled Capital	2,592	2,233
Legal Proceedings and Disputes	1,032	586
Other Contingent Liabilities	2,073	1,502
Total Quantifiable Contingent Liabilities	6,102	4,470

Total Quantifiable Contingent Assets	106	107

In addition to the contingent liabilities listed above, there are a number of contingent liabilities which cannot be quantified.  These are primarily in the form of institutional guarantees and indemnities to Crown Entities.